[redacted] This Form CB contains 78 pages, including all exhibits.

**UNITED STATES**
**SECURITIES AND EXCHANGE**
**COMMISSION**
**Washington, D.C. 20549**

# FORM CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [X] |

[redacted]

Ito-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.

[redacted]

(Name of Subject Company)



N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)



Seven-Eleven Japan Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-3711

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Ito-Yokado Co., Ltd.:
Mika Nakamura
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8450, Japan
011-81-3-6238-2142

Seven-Eleven Japan Co., Ltd.:
Youichi Tsuda
8-8, Nibancho, Chiyoda-ku,
Tokyo, 102-8455, Japan
011-81-3-6238-3738

Denny's Japan Co., Ltd.:
Kyosuke Suzuki
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8415, Japan
011-81-3-6238-3525

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 11, 2005

(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a)

| Attachment | Description |
| --- | --- |
| A | English Translation of the Notice of convocation notice of the annual shareholders' meeting with its attachments and the proxy card, dated May 11, 2005, disseminated to the shareholders of Seven-Eleven Japan Co., Ltd. |

(b) Not applicable.

### Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in convocation notice of the annual shareholders' meeting with its attachments and the proxy card distributed to the U.S. shareholders of Seven-Eleven Japan Co., Ltd.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

**Exhibits.**

Not applicable.

## PART III - CONSENT TO SERVICE OF PROCESS

On April 21, 2005, Seven-Eleven Japan Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

**PART IV – SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Seven-Eleven Japan Co., Ltd.

By: Toshiro Yamaguchi
Name: Toshiro Yamaguchi
Title: Representative director, President and Chief Operating Officer
Date: May 12, 2005

# Attachment A

*This convocation notice of the annual shareholders' meeting with its attachments and the proxy card are an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.*

***Cautionary Note Regarding Forward-Looking Statements***

*All statements herein other than statements of historical fact are "forward-looking statements" for purposes of the United States securities laws. These statements reflect management's current views with respect to future events, financial performance and other aspects of our business. Statements that include the words "may," "estimate," "continue," "expect," "plan," "goal," "intend," "believe," "project," "anticipate" and similar statements of a forward-looking nature identify forward-looking statements.*

*All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. These factors may include the following:*

*(a)Seven & I Holdings Co., Ltd.'s or the Group's level of indebtedness and any resultant restrictions on financial flexibility;*
*(b)The continued availability of financing on acceptable terms in amounts sufficient to support the Group's future business;*
*(c)Competition that the Group will face from existing and potential future industry participants;*
*(d)Potential difficulties and demands on management's time resulting from the need to integrate the Group's businesses and operations following the joint-stock transfer; (e)Uncertainties relating to the Group's ability to achieve expected cost-savings or operational or financial synergies as a result of the joint-stock transfer;*
*(f)The extent to which Group members undertake acquisitions or enter into strategic joint ventures or partnerships, and the terms thereof;*
*(g)Uncertainties relating to the Group's expansion of its business activities internationally, including in the Peoples Republic of China;*
*(h)Uncertainties relating to the Group's expansion of its network of retail stores;*
*(i)Fluctuations in interest rates and foreign currency exchange rates;*
*(j)The availability, or increases in the cost, of products to be included in the Group's inventory;*
*(k)Changes in consumer tastes or spending patterns and their impact on demand for the Group's products and services;*
*(l) The loss of major customers or suppliers;*
*(m)Changes in applicable laws or regulation; and*
*(n)Japanese economic conditions.*

***U.S. Securities Law Matters***

*The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.*

*It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.*

Securities Code No. 8183
May 11, 2005

To Shareholders:

8-8 Nibancho, Chiyoda-ku, Tokyo
Seven-Eleven Japan Co., Ltd.
*Toshiro Yamaguchi, President and Representative Director*

**CONVOCATION NOTICE OF 32ND ANNUAL SHAREHOLDERS' MEETING**

You are invited to attend the 32nd annual shareholders' meeting of Seven-Eleven Japan Co., Ltd. (the "Company"), which will be held as indicated below.

**Shareholders who do not plan to attend the meeting are requested to read and consider the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights", to indicate your vote for or against the proposed actions in the enclosed proxy card with your seal impressions affixed, and to return the completed proxy card to the Company by May 26, 2005.**

**Particulars of the Meeting**

1. **Date:** 10:00 a.m., May 27, 2005 (Friday)
2. **Place:** Head office of the Company. (8-8 Nibancho, Chiyoda-ku, Tokyo)
First Floor Conference Room
**(Please refer to the map on the back cover.)**

3. **Purposes of the Meeting**

**Matters to be Reported:**

1. Report on the Business Report, Balance Sheet, and Income Statement for the 32nd Accounting Period (from March 1, 2004 to February 28, 2005).
2. Report on the Consolidated Balance Sheet and Consolidated Income Statement for the 32nd Accounting Period (from March 1, 2004 to February 28, 2005), and the results of audits of the consolidated financial statements by the accounting auditor and the board of corporate auditors.

**Matters to be Approved:**

**Proposal 1**: Approval of Proposed Appropriation of Retained Earnings for the 32nd Accounting Period.

**Proposal 2**: Incorporation of Absolute Parent Company by means of Stock-Transfer

The outline of the proposal is shown in the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (pp. 32 - 63 in the original Japanese text).

**Proposal 3**: Partial Amendments to the Articles of Incorporation

The outline of the proposal is shown in the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (p. 64 in the original Japanese text).

**Proposal 4**: Election of Sixteen (16) Directors.

**Proposal 5**: Election of Two (2) Corporate Auditors.

**Proposal 6**: Presentation of Retirement Grants to the Retiring Directors and Retiring Corporate Auditor.

If you attend the shareholders' meeting, please submit the enclosed proxy card to the receptionist of the meeting.

# Attached Documents

Business Report (From March 1, 2004 to February 28, 2005)

1. Outline of Business

(1) Business developments and achievements, and future issues for the Group

(Outline)

During the fiscal year under review, the Japanese economy showed signs of recovery as a result of improved corporate revenues, but was still far from full-scale recovery. Also, personal consumption remained weak due to the effects of the landing of back-to-back typhoons and unsettled weather during the winter.

The current retail environment is characterized as the "age of saturation," and customers are not tending to make purchases unless they really recognize value. Accordingly, simply reducing prices does not lead to sales growth. The quality of products and services that customers demand from convenience stores is getting higher year by year. In such a retail environment, the Group focused on the development and introduction of safer and tastier products as well as differentiated products not available from competitors. The Group also promoted the introduction of services that enhance the convenience of its stores. The Group further strove to improve order placement techniques and customer service techniques for conveying to customers the high quality of its differentiated products.

In addition, while the number of small and medium-sized retail shops decreases year by year, the value of convenience stores as "stores conveniently close to home and work" rises every day, and the Group has continued its aggressive opening of new stores.

As a result, revenues from operations, operating income, ordinary income and net income for the fiscal year under review were ¥502,516 million (up 6.0% from the preceding year), ¥170,729 million (up 3.0% from the preceding year), ¥178,208 million (up 4.8% from the preceding year), and ¥96,330 million (up 3.4% from the preceding year), respectively.

The IYG Holding Company (a holding company of 7-Eleven, Inc. in the U.S.) has been a subsidiary of the Company since February 2005. In the consolidated financial statements for the fiscal year under review, only the balance sheets are consolidated, while the earnings are recorded as investment earnings using the equity method.

(Convenience store operations)

In the expansion of stores, the Company pushed ahead with its aggressive opening of new stores and relocations based on its fundamental "area dominance strategy." As a result, the number of domestic stores at the end of the fiscal year under review reached 10,826 in 32 prefectures (an increase of 523 stores). Net increases by region included 144 stores in the Kanto area, 116 stores in the Tokai area and 111 stores in the Kinki area, meaning that the Company further extended its network of stores in regions where stores have already been opened, and in urban areas. In Aichi Prefecture for instance, the Company steadily expanded its network of stores despite being the most recent major convenience-store chain to enter the market there, and the total number of stores in this area increased to 289 in the two and a half years since the first store was opened. Overall, the number of stores including consolidated subsidiaries reached 16,688 (an increase of 6,332 stores) due to the fact that the number of 7-Eleven, Inc. stores is included in the figure for consolidated subsidiaries from this current fiscal year under review. Furthermore, if the number of stores of foreign area licensees is included (i.e., companies to which 7-Eleven, Inc. has granted licenses to operate Seven-Eleven stores in limited areas), the total number of Seven-Eleven stores worldwide will be 27,727 (an increase of 1,708 stores). This is a further expansion of our global store network.

As for products, the Company strove to restructure its manufacturing infrastructure in order to improve the quality of fast foods and to strengthen traceability. In particular, with the establishment of the Vegetable Processing Center, the Company has implemented the "cold chain," which keeps vegetables at low temperature at all stages of harvest, transportation and storage; with the result that it can now deliver fresher and tastier products. The Company also undertook various efforts for differentiation of absolute quality, such as the installation of new cooking equipment including new types of rice cookers, and the improvement of dough for cooked breads and freshly baked breads. The Company has also strived to set appealing in-store layouts for ice cream, Chinese *manju*, frankfurters, etc. by promoting the installation of new furniture and fixtures, and the development of original products associated with such installation.

With respect to services, at the end of the fiscal year under review, the number of stores in which IYBank ATMs are installed increased by 2,538 from the preceding year, and totaled 9,652 (installation in approximately 90% of domestic stores). The number of prefectures in which ATMs have been installed increased to 24 at the end of the fiscal year under review, from 16 at the end of the preceding year. Recognition levels rose as a result of an increase in affiliated financial institutions, and as a result, usage rates are also steadily increasing. Furthermore, the collection of bill payments has been smooth, with the number of transactions reaching 195.52 million (up 17.1% from the preceding year), and the total transaction amount reaching ¥1,681,700 million (up 20.9% from the preceding year). The Company also replaced its multi-function copy machines at each store with new types of machines, and improved functionality and usability.

In store operations, the Company strove to increase sales not only by continually improving the accuracy of ordering, but also by strengthening over-the-counter sales activities and focusing more on various reserved and/or exhibition products.

As a result, sales across all chain stores were ¥2,456,664 million (up 4.2% from the preceding year).

The number of stores by area as of the end of the fiscal year under review are as follows.

| Area | Number of stores | Area | Number of stores |
|---|---|---|---|
| Hokkaido | 813 | Nara | 51 |
| Iwate | 7 | Wakayama | 35 |
| Miyagi | 321 | Okayama | 161 |
| Yamagata | 118 | Hiroshima | 361 |
| Fukushima | 353 | Yamaguchi | 195 |
| Ibaraki | 455 | Fukuoka | 632 |
| Tochigi | 327 | Saga | 118 |
| Gunma | 324 | Nagasaki | 46 |
| Saitama | 771 | Kumamoto | 153 |
| Chiba | 719 | Oita | 19 |
| Tokyo | 1,387 | Miyazaki | 110 |
| Kanagawa | 812 | Total for Japan | 10,826 |
| Niigata | 300 | U.S.A. | 5,311 |
| Yamanashi | 143 | Canada | 488 |
| Nagano | 340 | Hawaii | 53 |
| Shizuoka | 412 | China (Beijing) | 10 |
| Aichi | 289 | Total for consolidated subsidiaries | 5,862 |
| Shiga | 139 | Total | 16,688 |
| Kyoto | 144 | Total for area licensees | 11,039 |
| Osaka | 449 | Grand total for global Seven-Eleven stores | 27,727 |
| Hyogo | 322 | | |

(Notes) 1. Domestic store numbers are based on data as of the end of February 2005, and those of non-domestic stores are based on data as of the end of December 2004.

2. The number of stores in the U.S. and Canada is of directly-operated stores and franchisees of 7-Eleven, Inc.

3. The number of stores in Hawaii and China (Beijing) is of Seven-Eleven (Hawaii), Inc., a consolidated subsidiary, and of directly-operated stores of Seven-Eleven (Beijing) Co., Ltd., respectively.

Sales of all chain stores by product group for the fiscal year under review are as follows.

| Product group | Net sales | Comparison with preceding year | Component ratio |
|---|---|---|---|
| | Millions of yen | % | % |
| Processed foods | 758,445 | 104.6 | 30.9 |
| Fast foods | 718,396 | 102.0 | 29.2 |
| Daily delivered foods | 317,988 | 104.3 | 12.9 |
| Foods total | 1,794,830 | 103.5 | 73.0 |
| Non-foods | 661,834 | 106.1 | 27.0 |
| Total | 2,456,664 | 104.2 | 100.0 |

(Other business)

In the EC business, the Company strove to improve its lineup of products by focusing on providing products and services on Internet sites, and utilizing the convenience of receiving ordered goods and making payments at any time at Seven-Eleven stores near customers.

As for the food delivery business, the Company reviewed its business structure, changed its business scheme to one which offers an abundance of diets to customers, mainly via the network of Seven-Eleven stores, and expanded its sales areas to Tokyo and 6 prefectures in the Kanto region.

(Group capital expenditure and funds procurement)

Total capital expenditure in the fiscal year under review reached ¥68,519 million in total as a result of investment of ¥66,819 million in land, buildings and equipment for use in stores and long-term guarantee deposits, etc., as well as investment of ¥1,699 million in software.

The funds for capital expenditure were appropriated from own funds and borrowings.

(Matters to be dealt with by the Company)
The Japanese economy is expected to remain on a course of gradual recovery, but it is forecast that it will take time for a full-scale recovery of consumer confidence in the retail industry, due to a decrease in temporary tax cuts, and increased burdens for social security premiums, etc.
Under these circumstances, the Company will continue its reforms by disregarding past experiences, and striving for differentiation of the products and services that it provides, so that it can respond to the ever-changing needs of its customers. In recognizing that each company is also a member of society, the Company will also actively make efforts for environmental issues and social contribution activities.
In the convenience store business, the Company will strive to further improve the quality of fast foods, actively develop original products, introduce products that focus on the characteristics of each region, and enhance product lineups that can meet market changes caused by the aging of society, increased single-person households, etc. The Company will make efforts to introduce services that can raise the value of each store, such as installing ATMs at all stores. For store development, the Company will promote the aggressive opening and relocation of stores in already established areas. In the Chukyo region, the Company will prepare to open stores in the southern part of Gifu Prefecture and the northern part of Mie Prefecture, by utilizing the product supply infrastructure of Aichi Prefecture. In addition, the Company has been building its new information network using optical telecommunication lines since last autumn, and after the installation of this network, the infrastructure for the introduction of the 6th total information system (TIS) will be complete.
In foreign business development, 7-Eleven, Inc. in the U.S. has strived to increase its performance by developing new products and services and improving unit product management techniques. The Company will also aim for further growth by enhancing product lineups, mainly in fast foods, expanding services, actively developing stores, and expanding businesses in Southeast Asia. In China, Seven-Eleven (Beijing) Co., Ltd. will accelerate store development activities by aiming to establish franchise businesses as early as possible.
As for other business, the Company will strive to provide more convenient services and higher quality products in cooperation with convenience store businesses in order to raise the value of "stores conveniently close to home and work."
We greatly appreciate your further understanding and continuing support.

(2) Summary of Group and Company business results and position of assets

① Summary of Group business results and position of assets

| Item / Year | 29th fiscal year (From March 1, 2001 to Feb. 28, 2002) | 30th fiscal year (From March 1, 2002 to Feb. 28, 2003) | 31st fiscal year (From March 1, 2003 to Feb. 29, 2004) | 32nd fiscal year (From March 1, 2004 to Feb. 28, 2005) |
|---|---|---|---|---|
| Revenues from operations | ¥384,416 mil. | ¥424,091 mil. | ¥474,283 mil. | ¥502,516 mil. |
| Operating income | ¥149,949 mil. | ¥155,869 mil. | ¥165,698 mil. | ¥170,729 mil. |
| Ordinary income | ¥148,507 mil. | ¥153,769 mil. | ¥170,079 mil. | ¥178,208 mil. |
| Net income | ¥81,716 mil. | ¥82,825 mil. | ¥93,135 mil. | ¥96,330 mil. |
| Net income per share | ¥98.31 | ¥100.68 | ¥115.74 | ¥120.07 |
| Total assets | ¥797,127 mil. | ¥848,079 mil. | ¥889,922 mil. | ¥1,284,130 mil. |
| Net assets | ¥597,491 mil. | ¥635,852 mil. | ¥639,016 mil. | ¥712,377 mil. |

(Notes) 1. Net income per share was calculated based on the average total number of outstanding shares during the fiscal year after deducting the number of treasury shares.

2. From the 30th fiscal year, net income per share is calculated by the application of the "Accounting Standards for Net Income per Share" (Corporate Accounting Standards No. 2) and "Application Guidelines for Accounting Standards regarding Net Income per Share" (Application Guidelines for Corporate Accounting No. 4).

② Summary of Company business results and position of assets

| Item / Year | 29th fiscal year (From March 1, 2001 to February 28, 2002) | 30th fiscal year (From March 1, 2002 to February 28, 2003) | 31st fiscal year (From March 1, 2003 to February 29, 2004) | 32nd fiscal year (From March 1, 2004 to February 28, 2005) |
|---|---|---|---|---|
| Net sales of all chain stores | ¥2,114,013 mil. | ¥2,213,298 mil. | ¥2,343,177 mil. | ¥2,440,853 mil. |
| Revenues from operations | ¥365,943 mil. | ¥400,664 mil. | ¥445,413 mil. | ¥467,233 mil. |
| Operating income | ¥151,832 mil. | ¥157,942 mil. | ¥166,899 mil. | ¥174,365 mil. |
| Ordinary income | ¥153,789 mil. | ¥159,639 mil. | ¥168,892 mil. | ¥176,070 mil. |
| Net income | ¥83,209 mil. | ¥86,547 mil. | ¥91,475 mil. | ¥92,891 mil. |
| Net income per share | ¥100.10 | ¥105.21 | ¥113.67 | ¥115.78 |
| Total assets | ¥798,121 mil. | ¥855,483 mil. | ¥894,460 mil. | ¥948,488 mil. |
| Net assets | ¥605,372 mil. | ¥653,490 mil. | ¥662,221 mil. | ¥722,145 mil. |

(Notes)
1. Net income per share was calculated based on the average total number of outstanding shares during the fiscal year after deducting the number of treasury shares.
2. From the 30th fiscal year, net income per share is calculated by the application of the "Accounting Standards for Net Income per Share" (Corporate Accounting Standards No. 2) and "Application Guidelines for Accounting Standards regarding Net Income per Share" (Application Guidelines for Corporate Accounting standard No. 4)
3. From the 31st fiscal year, financial statements are prepared based on "Commercial Code Enforcement Regulation" (March 29, 2002, Ministerial Ordinance of the Ministry of Justice No. 22, Final Revision; January 13, 2005, Ministerial Ordinance of the Ministry of Justice No. 4). Accordingly, "net income" and "net income per share" that we previously used are disclosed as "net income" and "net income per share," respectively.

2. Outline of the Group and Company (as of February 28, 2005)

(1) Major Business of Group Companies

The corporate group mainly conducts retail business for processed foods, fast foods, daily delivered foods, general merchandise, etc. at franchise stores and training stores (directly-operated stores), and receives "revenues from franchisees" (Seven-Eleven charge revenues) by providing information, know-how and support funds to these franchise stores (franchisees) by way of franchise contracts. These contracts are made with existing small and medium-sized retailers based on the basic policy of mutual prosperity.

Domestic subsidiaries and affiliates mainly conduct support operations for franchise stores and training stores, and also operations providing various types of products and services. Foreign subsidiaries and affiliates mostly conduct similar operations to the Company's convenience stores.

(2) Major places of business

| | | |
|---|---|---|
| Seven-Eleven Japan Co., Ltd. | Address of head office | Chiyoda-ku, Tokyo |
| | Number of directly-operated stores | 778 stores |
| Seven-Eleven (Hawaii), Inc. | Address of head office | State of Hawaii, US |
| 7dream.com Co., Ltd. | Address of head office | Chiyoda-ku, Tokyo |
| Seven-Meal Service Co., Ltd. | Address of head office | Chiyoda-ku, Tokyo |
| SE Capital Corporation | Address of head office | Chiyoda-ku, Tokyo |
| Seven-Eleven (Beijing) Co., Ltd. | Address of head office | Beijing, China |
| IYG Holding Company | Address of head office | State of Delaware, US |
| 7-Eleven, Inc. | Address of head office | State of Texas, US |

(Note) SE Capital Corporation changed its corporate name from Union Lease Corporation on May 10, 2004.

(3) Common stock of the Company

① Total number of authorized shares: 3,321,559,936 shares

② Total number of issued shares: 822,889,984 shares

③ Number of shareholders: 39,459 persons

④ Principal shareholders (ten largest shareholders)

| Shareholder | Number of shares held | Percentage of voting rights | Investment by the Company in principal shareholder | |
|---|---|---|---|---|
| | | | Number of shares held | Percentage of voting rights |
| | thousand shares | % | thousand shares | % |
| Ito Yokado Co., Ltd. | 416,655 | 52.0 | – | – |
| Japan Trustee Services Bank, Ltd. (Trust account) | 33,289 | 4.2 | – | – |
| The Master Trust Bank of Japan, Ltd. (Trust account) | 27,013 | 3.4 | – | – |
| Masatoshi Ito | 14,920 | 1.9 | – | – |
| Dai-Ichi Mutual Life Insurance Company | 13,750 | 1.7 | – | – |
| Societe Generale Paris SGOP/DAI Paris 6Z | 11,174 | 1.4 | – | – |
| Nippon Life Insurance Company | 10,038 | 1.3 | – | – |
| Seven-Eleven Franchisees' Shareholding Association | 6,058 | 0.8 | – | – |
| BNP PARIBAS Securities (Japan) Limited | 6,017 | 0.8 | – | – |
| The Master Trust Bank of Japan, Ltd. (Trust account for Ito Yokado's employee retirement benefits) | 6,000 | 0.7 | – | – |

(Note) The Company holds 21,301 treasury shares, and is excluded from the above principal shareholders.

(4) Acquisition, disposal and holding of treasury shares

① Shares acquired

| | |
|---|---|
| Common stock: | 31,729 shares |
| Total amount of purchase price: | ¥111 million |

② Shares sold

| | |
|---|---|
| Common stock: | 3,036 shares |
| Total amount of sale price: | ¥10 million |

③ Shares cancelled

None

④ Shares held at the end of fiscal year

| | |
|---|---|
| Common stock: | 21,301,787 shares |

(5) Employees

① Group Employees

| Number of employees | Change from the end of the preceding year |
|---|---|
| 27,771 (14,970) persons | 22,409 (9,691) persons |

(Note) The number of employees represents the number of employees on the payroll, and the number of part-time employees is placed in parentheses and is based on the monthly average number of workers calculated on the basis of each worker working 8 hours a day. Also, 7-Eleven, Inc. in the U.S. became a consolidated subsidiary in February 2005, adding 22,064 full-time employees and 9,517 part-time employees as of the end of the fiscal year.

② Company Employees

| Number of employees | Change from the end of the preceding year | Average age | Average length of service |
|---|---|---|---|
| 4,815 (5,236) persons | 150 (144) persons | 31 years and 9 months | 7 years and 5 months |

(Note) The number of employees represents the number of employees on the payroll, and the number of part-time employees is placed in parentheses and is based on the monthly average number of workers calculated on the basis of 8 hours a day and 163 hours a month.

(6) Subsidiaries and affiliates

① Relationship with the parent company

The parent company of the Company is Ito Yokado Co., Ltd., which holds 416,655,000 shares of the Company (52.0% of the voting rights).

② Major subsidiaries

| Company | Paid-in capital | Percentage of voting rights | Principal business |
|---|---|---|---|
| Seven-Eleven (Hawaii), Inc. | U.S.$20 mil. | 100.0% | Convenience stores |
| 7dream.com | ¥5,000 mil. | 51.0% | EC |
| Seven Meal Service Co., Ltd. | ¥300 mil. | 90.0% | Food delivery |
| SE Capital Corporation | ¥75 mil. | 90.0% | Lease |
| Seven-Eleven (Beijing) Co., Ltd. | U.S.$35 mil. | 65.0% | Convenience stores |
| IYG Holding Company | U.S.$1 | 100.0% | Convenience stores |
| 7-Eleven, Inc. | U.S.$11,000 | 73.8% | Convenience stores |

(Notes) 1. The registered capital amount of Seven-Eleven (Beijing) Co., Ltd. is U.S.$35 million, but the paid-in capital as of February 28, 2005 is U.S.$18.2 million because installment payments were chosen based on an agreement with joint venture companies.

2. IYG Holding Company is a holding company of 7-Eleven, Inc.

3. 5.7% of the voting rights of 7-Eleven, Inc. are owned directly by the Company and the rest are indirectly owned by the Company.

③ Major affiliates

| Company | Paid-in capital | Percentage of voting rights | Principal business |
|---|---|---|---|
| IYBank Co., Ltd. | ¥61,000 mil. | 24.9% | Bank |

④ Process and outcome of accounting for subsidiaries and affiliates

The Company acquired additional shares of IYG Holding Company (7-Eleven, Inc. and 27 other subsidiaries and 1 affiliate), which became a consolidated subsidiary at the end of the fiscal year under review. As a result, at the end of the fiscal year under review, the number of consolidated subsidiaries reached 31 (an increase of 26 from the preceding year), and the number of companies for which the equity method is applied reached 9 (an increase of 1 from the preceding year).

The following is a summary of the Company's operations on a consolidated basis for the 32nd fiscal year (March 1, 2004 – February 28, 2005).

| Revenue from operations (comparison with the preceding year) | Operating income (comparison with the preceding year) | Ordinary income (comparison with the preceding year) | Net income (comparison with the preceding year) | Net income per share (comparison with the preceding year) |
|---|---|---|---|---|
| ¥502,516 mil. (106.0%) | ¥170,729 mil. (103.0%) | ¥178,208 mil. (104.8%) | ¥96,330 mil. (103.4%) | ¥120.07 (103.7%) |

⑤ Technical collaboration

The Company has entered a technical support agreement with 7-Eleven, Inc. in the U.S. in order to introduce the management know-how of the "Seven-Eleven" convenience store chain.

(7) Principal lenders, amounts of borrowing and the number of shares held by lenders

Not applicable

(8) Directors and Corporate Auditors

| Position and responsibility in the Company or main occupation | | Name |
|---|---|---|
| * Chairman | (Chairman of Ito Yokado Co., Ltd.) | Toshifumi Suzuki |
| Vice Chairman | | Masaaki Kamata |
| * President | | Toshiro Yamaguchi |
| Senior Managing Director | (Director of Planning Division and Chief Financial Officer) | Tadahiko Ujiie |
| Senior Managing Director | (Chief Administration Officer and Director of China Division) | Noritomo Banzai |
| Senior Managing Director | (Director of Product Headquarters) | Katsuhiro Ito |
| Managing Director | (Director of Recruitment Headquarters) | Kazuki Furuya |
| Director | (Advisor) | Kiyomitsu Fukuda |
| Director | | Tim Ashida |
| Director | (Director of Operations Support Division of Operations Headquarters) | Tsumie Yamaguchi |
| Director | (Director of Accounting Control Division) | Masao Eguchi |
| Director | (Director of Operations Division) | Yoh Mitani |
| Director | (Director of Foods Division of Product Headquarters) | Ryuichi Isaka |
| Director | (Director of Product Information Division of Product Headquarters) | Junro Ito |
| Director | (Director of FC Legal Division of Administration Headquarters) | Tomio Nishikawa |
| Director | (Deputy Director of Financial Division and Director of Financial Planning Division) | Katsuhisa Konuki |
| Director | (Director of 2nd Recruitment Division of Recruitment Headquarters) | Toshiyuki Nagase |
| Director | (Director of 3rd Recruitment Division of Recruitment Headquarters) | Akira Fukuoka |
| Standing Corporate Auditor | | Hisashi Seki |
| Corporate Auditor | (Controlling Manager of Corporate Development Department of Ito Yokado Co., Ltd.) | Kazuo Otsuka |
| Corporate Auditor | | Mitsuo Goto |
| Corporate Auditor | (Standing Corporate Auditor of Ito Yokado Co., Ltd.) | Ikuo Kanda |

(Notes) 1. *Asterisk indicates Representative Director

2. Changes in Directors and Corporate Auditors during the fiscal year under review

| | |
|---|---|
| Assumed office: | Akira Fukuoka (assumed on May 28, 2004) |
| Retired from office: | Yoshiharu Matsushita (retired on May 28, 2004) |
| Retired from office: | Akira Horiuchi (retired on May 28, 2004) |
| Retired from office: | Koichiro Maeda (retired on May 28, 2004) |
| Resigned from office: | Masaaki Yamamoto (resigned on September 30, 2004) |

3. Changes in Executive Positions
   Assumed position of Managing Director: Kazuki Furuya (assumed on May 28, 2004)
4. Mr. Tim Ashida, Director, is an outside director as prescribed in Article 188, Section 2, Item 7-2 of the Commercial Code of Japan.
5. Messrs. Kazuo Otsuka, Mitsuo Goto and Ikuo Kanda, Corporate Auditors, are outside Corporate Auditors as defined in Article 18, Section 1 of "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha."
6. The Company has an executive officer system, and executive officers as of February 28, 2005 are as follows.

| Position | Name |
|---|---|
| Chief Executive Officer (CEO) | Toshifumi Suzuki |
| Chief Operating Officer (COO) | Toshiro Yamaguchi |
| Senior Executive Officer | Tadahiko Ujiie |
| Senior Executive Officer | Noritomo Banzai |
| Senior Executive Officer | Katsuhiro Ito |
| Managing Executive Officer | Kazuki Furuya |
| Executive Officer | Tsumie Yamaguchi |
| Executive Officer | Masao Eguchi |
| Executive Officer | Yoh Mitani |
| Executive Officer | Ryuichi Isaka |
| Executive Officer | Junro Ito |
| Executive Officer | Tomio Nishikawa |
| Executive Officer | Katsuhisa Konuki |
| Executive Officer | Toshiyuki Nagase |
| Executive Officer | Akira Fukuoka |
| Executive Officer | Kazuhisa Sato |
| Executive Officer | Masayuki Sato |
| Executive Officer | Kazuo Togasa |
| Executive Officer | Fumihiko Nagamatsu |

(9) Remuneration paid to Directors and Corporate Auditors

| Classification | Fixed remuneration | | Bonus | |
|---|---|---|---|---|
| | Number of recipients | Amount paid | Number of recipients | Amount paid |
| Director | 22 persons | ¥223 mil. | 21 persons | ¥76 mil. |
| Corporate Auditor | 4 persons | ¥14 mil. | 1 person | ¥4 mil. |
| Total | 26 persons | ¥237 mil. | 22 persons | ¥80 mil. |

(Note) In addition to the above, ¥164 million was paid as employee salary equivalents (including bonuses) to 13 Directors who have concurrent positions as employees. Also, ¥125 million was paid as retirement bonuses to 4 retiring Directors.

(10) Remuneration to be paid to accounting auditors

Total remuneration to be paid by the Company and its subsidiaries to accounting auditors is as follows.

| | | Amount paid |
|---|---|---|
| 1. | Total remuneration to be paid by the Company and its subsidiaries to outside auditors | ¥65 mil. |
| 2. | The portion of the total remuneration in 1. above to be paid as consideration for audits performed in accordance with Article 2, Section 1 of the Certified Public Accountant Law | ¥55 mil. |
| 3. | The portion of the amount in 2. above to be paid by the Company to accounting auditors as consideration for their services | ¥43 mil. |

(Note) Since the audit contract between the Company and accounting auditors does not clearly specify the fees for either the audit based on "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha" or the audit based on the Securities Exchange Law, and since no substantial classification is possible, the amount in 3. above represents the total amount for such audits.

3. Important matters related to the Group that occurred after the fiscal year end

None.

Notes 1. In this business report, any amount less than the indicated unit is rounded down. However, any fractions of percentages of 0.05 or more are rounded up to 0.1.

2. Consumption and excise taxes, etc. are not included in the accounting.

[Translation]

**BALANCE SHEET**
(As of February 28, 2005)

(Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **(Assets)** | | **(Liabilities)** | |
| **Current Assets** | **278,769** | **Current Liabilities** | **218,364** |
| Cash and bank deposits | 243,534 | Accounts payable - trade | 109,040 |
| Accounts receivable due from franchised stores | 7,373 | Accounts payable due to franchised stores | 4,901 |
| Inventories | 3,051 | Accounts payable - other | 13,019 |
| Prepaid expenses | 3,983 | Income taxes payable | 36,569 |
| Deposits paid | 10,000 | Consumption tax withheld | 2,898 |
| Deferred income taxes | 5,130 | Accrued expenses | 3,899 |
| Other | 5,705 | Deposits received | 45,549 |
| Allowance for doubtful accounts | (10) | Allowance for bonuses to employees | 2,107 |
| **Fixed Assets** | **669,718** | Allowance for sales promotion | 121 |
| **Tangible fixed assets** | **250,702** | Other | 258 |
| Buildings | 82,142 | | |
| Structures | 14,327 | **Non-Current Liabilities** | **7,977** |
| Furniture and equipment | 28,420 | Long-term deposits received | 5,075 |
| Land | 124,978 | Accrued pension and severance cost | 1,658 |
| Construction in progress | 833 | Allowance for retirement benefits to directors and corporate auditors | 1,243 |
| **Intangible assets** | **6,880** | | |
| Right of leasehold | 3,796 | | |
| Software | 3,029 | **Total liabilities** | **226,342** |
| Other | 54 | **(Shareholders' Equity)** | |
| | | **Common stock** | **17,200** |
| **Investments and other assets** | **412,136** | **Capital surplus** | **24,565** |
| Investments in securities | 26,531 | Additional paid in capital | 24,563 |
| Investments in subsidiaries | 184,399 | Other capital surplus | 1 |
| | | Gain on sales of treasury stock | 1 |
| Investments in convertible bonds of a subsidiary | 33,307 | **Retained earnings** | **743,891** |
| Investment in capital of subsidiaries | 1,920 | Legal reserve | 4,300 |
| | | General reserve | 646,209 |
| Long-term loans receivable | 69,863 | Unappropriated retained earnings | 93,381 |
| Long-term prepaid expenses | 9,436 | **Net unrealized gain on securities** | **1,335** |
| Deferred income taxes | 7,070 | Net unrealized gain on available-for-sale securities | 1,335 |
| Long-term leasehold deposits | 80,193 | | |
| Other | 2,928 | **Treasury stock** | **(64,846)** |
| Allowance for doubtful accounts | (3,515) | **Total shareholders' equity** | **722,145** |
| **Total assets** | **948,488** | **Total liabilities & shareholders' equity** | **948,488** |

(Any fractional amounts less than one million yen have been disregarded.)

## PROFIT AND LOSS STATEMENT
(From March 1, 2004 to February 28, 2005)

(Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Income and Loss:** | |
| **Operating Revenue and Expenses:** | |
| **Revenues from operations** | **467,233** |
| Franchise commission from franchised stores | 343,617 |
| (Net sales reported by franchised stores: \2,319,544 million) | |
| (Total net sales including net sales of corporate stores: \2,440,853 million) | |
| Other operating revenue | 2,307 |
| Net sales of corporate stores | 121,308 |
| **Operating expenses** | **292,867** |
| Cost of sales | 88,664 |
| Selling, general and administrative expenses | 204,203 |
| **Operating income** | **174,365** |
| **Non-Operating Income and Expenses:** | |
| **Non-operating income** | **3,082** |
| Interest income | 1,576 |
| Other | 1,505 |
| **Non-operating expenses** | **1,377** |
| Provision for allowance for doubtful accounts | 1,257 |
| Other | 120 |
| **Ordinary income** | **176,070** |
| **Special Gains and Losses:** | |
| **Special gains** | **110** |
| Gain from sales of property and equipment | 96 |
| Gain from sales of investments in securities | 13 |
| **Special losses** | **15,175** |
| Loss on sales and disposals of property and equipment | 4,011 |
| Impairment loss of property and equipment | 4,867 |
| Valuation loss on property and equipment | 1,543 |
| Head office relocation expenses | 724 |
| Amortization of prior service costs | 3,326 |
| Other | 701 |
| **Income before income taxes** | **161,006** |
| Income taxes – Current | 70,219 |
| Income taxes – Deferred | (2,104) |
| **Net income for the year** | **92,891** |
| Retained earnings brought forward | 17,725 |
| Interim dividends | 17,234 |
| **Unappropriated retained earnings** | **93,381** |

(Any fractional amounts less than one million yen have been disregarded.)

(Notes)

Significant accounting policies

1. Valuation method for securities
   (1) Held-to-maturity debt securities are carried at amortized cost.
   (2) Investment in subsidiaries and affiliates are valued at cost, determined using the moving-average method.
   (3) Available-for-sale securities are classified into two categories:
      (a) Fair value is available
      Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.
      (b) Fair value is not available
      Securities, whose fair value is not available, are valued at cost, determined by the moving-average method.

2. Valuation method for derivatives
   Derivative financial instruments are valued at fair value.

3. Valuation method for Inventories
   Merchandise inventories of Seven-Eleven Japan Co., Ltd. (the "Company") are valued at cost, determined by the retail method.

4. Depreciation and amortization
   (1) Property and equipment
   Depreciation expenses are computed using the declining-balance method.
   (2) Intangible assets
   Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized using the straight-line method over an estimated useful life of 5 years.

5. Allowances
   (1) Allowance for doubtful accounts
   An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio for normal receivables, plus an amount individually measured on collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.
   (2) Allowance for bonuses to employees
   An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.
   (3) Allowance for sales promotion
   An allowance for sales promotion is provided for the use of points given to customers at the amount expected to be used on the balance sheet date in accordance with the sales promotion point card program.
   (4) Allowance for accrued pension and severance costs
   An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise. Prior service costs are amortized in full in which they arise.

(Additional Information)

Following approval from Japanese Ministry of Health, Labor and Welfare on September 1, 2004, the "Ito-Yokado Group Employee Pension Fund", which the Company participates in, was transferred to the "IY Group Employees' Pension Fund" based on the "Defined Benefit Corporate Pension Plan

Act". Following the transition, the retirement benefits plan was revised. As a result, prior service costs of \3,326 million were recognized and charged to income in full in the current year.

(5) Allowance for retirement benefits to directors and corporate auditors
An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the Company's internal policy.

6. Leases
All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

7. Hedge accounting
(1) Method of hedge accounting
Currency swap contracts which meet the requirements for the application of hedge accounting are accounted for by allocating contracted exchange rates for the corresponding hedged foreign currency transaction and balances.
(2) Hedging instruments and hedged items
Hedging instruments and hedged items for which hedge accounting was adopted for the fiscal year ended February 28, 2005 are as follows:
(a) Hedging instruments: Currency swap contracts
(b) Hedged items: Receivables denominated in foreign currencies
(3) Hedging policy
The Company utilizes financial instruments to hedge foreign currency exchange rate fluctuation exposure associated with hedged items.

8. Accounting for consumption taxes
Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

<u>Changes in Accounting Policy</u>

(Accounting Standard for Impairment of Fixed Assets)
On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \4,867 million.

Notes to balance sheet

| | | | |
|---|---|---|---|
| (1) | Long-term receivable from principal shareholders: | \880 | million |
| (2) | Short-term payable to principal shareholders: | \25 | million |
| (3) | Short-term receivable from subsidiaries: | \145 | million |
| (4) | Long-term receivable from subsidiaries: | \64,463 | million |
| (5) | Short-term payable to subsidiaries: | \1,543 | million |
| (6) | Accumulated depreciation of property and equipment: | \190,155 | million |

(7) In addition to the fixed assets recorded in the balance sheet, fixture and furniture for stores and vehicle for business use are being used under lease agreements.

(8) Assets pledged as collateral: \2,066 million

(9) Guarantees: \617 million

(10) Incremental net assets resulting from revaluating assets at fair market value as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan: \1,335 million

Notes to profit and loss statement

| | | |
|---|---|---|
| (1) Operating expenses to principal shareholders: | \670 | million |
| (2) Non-operating transaction with principal shareholders: | \125,452 | million |
| (3) Operating revenue from subsidiaries: | \152 | million |
| (4) Operating expenses to subsidiaries: | \1,795 | million |
| (5) Non-operating income from subsidiaries: | \71 | million |
| (6) Non-operating expenses to subsidiaries: | \674 | million |
| (7) Net income per share: | \115.78 | |

## PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(Yen)

| Item | Amount |
|---|---|
| **Unappropriated retained earnings** | **93,381,940,957** |
| The above shall be appropriated as follows: | |
| Cash dividends<br>(¥21.50 per share) | 17,234,146,236 |
| Bonuses to directors and corporate auditors<br>(Portion to corporate auditors) | 81,400,000<br>(4,500,000) |
| General reserve | 57,200,000,000 |
| **Retained earnings carried forward** | **18,866,394,721** |

(Note)

1. The Company paid ¥17,234,200,416, (¥21.50 per share) as interim cash dividends on November 15, 2004.

**[Translation]**

Independent Auditors' Report

April 13, 2005

To President and Representative Director
of SEVEN-ELEVEN JAPAN CO., LTD.
Mr. Toshiro Yamaguchi

ChuoAoyama PricewaterhouseCoopers

Koji Kobayashi, CPA
Representative and Engagement Partner
Yohei Kishi, CPA
Representative and Engagement Partner
Hiroko Sakamoto, CPA
Representative and Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation of retained earnings and supplementary schedules (limited to the accounting figures included therein) of SEVEN-ELEVEN JAPAN CO., LTD. (hereinafter referred to as the "Company") for the 32nd fiscal year from March 1, 2004 to February 28, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1) The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) As discussed in Changes in Accounting Policy in the notes to the financial statements, the Company has adopted the new accounting standard, "Accounting Standard for Impairment of Fixed Assets", for the fiscal year ended February 28, 2005. This accounting change is in accordance with the provision of the standard for early adoption for the fiscal year ended February 28, 2005.

(3) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) The proposal for appropriation of retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(5) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

## Corporate Auditors' Report

We, the Board of Corporate Auditors of SEVEN-ELEVEN JAPAN CO., LTD. (hereinafter the "Company"), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 32nd fiscal year, from March 1, 2004 through February 28, 2005, prepared this Corporate Auditors' Report and hereby submit our report as follows:

1. Summary of Corporate Auditors' Auditing Methods

In accordance with the auditing standard determined by the Board of Corporate Auditors, the auditing policies and the auditing plan for the year, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to the reports on business from the Directors and the like, has examined documents and so on containing important decisions, has investigated the conditions of business and assets (including organization framework for compliance and risk management, hereinafter the "Internal control system") at the head office and other important places of business, has requested the Company's subsidiaries to report on their operations where necessary and investigated the condition of business and assets of the subsidiaries. In addition, the Corporate Auditors have monitored the independence of independent auditors, received reports and explanations from the independent auditors on a timely basis and have examined the financial statements and the supplementary schedules.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review the status of the following kinds of transactions: Director's transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual transactions between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company's own shares.

2. Result of the Audit

(1) The auditing methods and results of the independent auditors, ChuoAoyama PricewaterhouseCoopers, are appropriate.

(2) The business report of the Company presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) There is nothing that is required to be mentioned, in light of the Company's financial condition and other circumstances, regarding proposal for appropriation.

(4) The supplementary schedules present fairly matters which should be stated therein and there is nothing that is required to be mentioned.

(5) Regarding the execution of their duties by Directors, there were no fraudulent acts or material matters in violation of the applicable laws and regulations of Japan or the Articles of Incorporation.
We did not find any violations of the duties of Directors regarding transactions in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual transactions between the Company and subsidiaries or shareholders and repurchase or disposal of the Company's own shares.

(6) There is nothing that is required to be mentioned regarding the execution of their duties by Directors for the Internal control system.

(7) As a result of our investigation of the Company's subsidiaries, there is nothing that is required to be mentioned regarding the execution of their duties by the Directors.

April 15, 2005

Board of Corporate Auditors of SEVEN-ELEVEN JAPAN CO., LTD.

Full-time Corporate Auditor
Hisashi Seki (Seal)
Corporate Auditor
Kazuo Ootsuka (Seal)
Corporate Auditor
Mitsuo Goto (Seal)
Corporate Auditor
Ikuo Kanda (Seal)

(Note) Corporate Auditors, Kazuo Ootsuka, Mitsuo Goto and Ikuo Kanda, are outside statutory auditors as provided in Article 18, paragraph 1 of the Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporation ("*Kabushiki-Kaisha*") of Japan.

# CONSOLIDATED BALANCE SHEET

(As of February 28, 2005)

(Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **(Assets)** | | **(Liabilities)** | |
| **Current Assets** | **391,584** | **Current Liabilities** | **344,593** |
| Cash and deposits | 262,352 | Accounts payable - trade | 165,937 |
| Accounts receivable – trade | 19,260 | Accounts payable due to franchised stores | 4,901 |
| Accounts receivable due from franchised stores | 7,373 | Income taxes payable | 37,307 |
| Short-term loan receivable | 17,197 | Deposit received | 45,234 |
| Inventories | 35,006 | Allowance for bonuses to employees | 2,128 |
| Deposits paid | 10,000 | Allowance for sales promotion | 121 |
| Deferred income taxes | 7,749 | Other | 88,962 |
| Other | 33,051 | | |
| Allowance for doubtful accounts | (407) | | |
| | | **Non-Current Liabilities** | **186,424** |
| **Fixed Assets** | **892,546** | Long-term loans | 35,563 |
| **Tangible fixed assets** | **656,614** | Commercial paper | 22,493 |
| Building and structure | 233,094 | Deferred income taxes | 67,424 |
| Furniture and fixture | 134,136 | Accrued pension and severance costs | 7,250 |
| Land | 261,898 | | |
| Other | 27,485 | Allowance for retirement benefits to directors and corporate auditors | 1,246 |
| **Intangible assets** | **90,682** | | |
| Goodwill | 83,223 | Other | 52,445 |
| Other | 7,458 | **Total liabilities** | **531,017** |
| | | **(Minority Interest)** | |
| **Investments and other assets** | **145,249** | **Minority interest** | **40,735** |
| | | **(Shareholders' Equity)** | |
| Investments in securities | 10,222 | | |
| Investments in affiliates | 16,059 | **Common stock** | **17,200** |
| Long-term loan receivable | 9,206 | **Capital surplus** | **24,565** |
| Long-term prepaid expenses | 9,688 | **Retained earnings** | **735,187** |
| Deferred income taxes | 12,718 | **Unrealized gain on securities** | **1,363** |
| Long-term leasehold deposits | 80,832 | **Cumulative translation adjustments** | **(1,069)** |
| Other | 8,581 | **Treasury stock** | **(64,869)** |
| Allowance for doubtful accounts | (2,060) | **Total shareholders' equity** | **712,377** |
| **Total assets** | **1,284,130** | **Total liabilities & shareholders' equity** | **1,284,130** |

(Any fractional amounts less than one million yen have been disregarded.)

**[Translation]**

**COSOLIDATED PROFIT AND LOSS STATEMENT**
(From March 1, 2004 to February 28, 2005)

(Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Income and Loss:** | |
| **Operating Revenue and Expenses:** | |
| **Revenues from operations** | **502,516** |
| Franchise commission from franchised stores | 343,617 |
| Other operating revenue | 2,525 |
| Net sales of corporate stores | 156,373 |
| **Operating expenses** | **331,786** |
| Cost of sales | 119,590 |
| Selling, general and administrative expenses | 212,196 |
| **Operating income** | **170,729** |
| **Non-Operating Income and Expenses:** | |
| **Non-operating income** | **8,244** |
| Interest income | 2,254 |
| Equity in earnings of affiliates | 4,083 |
| Foreign exchange gain | 1,024 |
| Other | 881 |
| **Non-operating expenses** | **764** |
| Provision for allowance for doubtful accounts | 657 |
| Other | 106 |
| **Ordinary income** | **178,208** |
| **Special Gains and Losses:** | |
| **Special gains** | **121** |
| Gain from sales of property and equipment | 96 |
| Gain from sales of investments in securities | 25 |
| **Special losses** | **14,714** |
| Loss on sales and disposals of property and equipment | 4,035 |
| Impairment loss of property and equipment | 4,867 |
| Valuation loss on property and equipment | 1,543 |
| Head office relocation expenses | 736 |
| Amortization of prior service costs | 3,355 |
| Other | 177 |
| **Income before income taxes and minority interest** | **163,615** |
| Income taxes – Current | 70,358 |
| Income taxes – Deferred | (2,828) |
| Minority interest in losses of consolidated subsidiaries | 244 |
| **Net income for the year** | **96,330** |

(Any fractional amounts less than one million yen have been disregarded.)

(Notes)

Scope of consolidation

1. Scope of consolidation
   (1) Consolidated subsidiaries
      (a) Number of consolidated subsidiaries: 31
      (b) Names of major consolidated subsidiaries:
      SEVEN-ELEVEN (HAWAII), INC., 7dream.com, Seven-Meal Service Co., Ltd., SE CAPITAL CORPORATION, SEVEN ELEVEN (BEIJING) Co., LTD., IYG Holding Company and 7-Eleven, Inc.
   (2) Unconsolidated subsidiaries
      (a) Names of major unconsolidated subsidiaries:
      Puerto Rico-7, Inc. and Brazos Comercial E Empreendimentos Ltda.
      (b) Reason for unconsolidation: The unconsolidated subsidiaries are small. Their total assets, sales, the Company's portion of their net income or loss and retained earnings is immaterial and the effect on the Company's consolidated financial statements would not be material.

2. Application of equity method of accounting for investments
   (1) Unconsolidated subsidiaries to which the equity method was applied
      (a) Number of unconsolidated subsidiaries and affiliates to which the equity method was applied: 9
      (b) Names of major unconsolidated subsidiaries and affiliates:
      IY Bank Co., Ltd., PRIME DELICA CO., LTD., Puerto Rico-7, Inc. and Brazos Comercial E. Empreendimentos Ltda.
   (2) Unconsolidated subsidiary to which the equity method was not applied
      (a) Name: 7-Eleven Limited.
      (b) Reason for not applying the equity method: The Company's portion of its net income or loss (as calculated by the equity method) and retained earnings (as calculated by the equity method) are immaterial and the effect on the Company's consolidated financial statements would not be material.

3. Change for scope of consolidation and application of the equity method
   IYG Holding Company (major subsidiaries: 7-Eleven, Inc. and other 24 subsidiaries), which applied the equity method is included in consolidation from the acquisition of additional shares in the fiscal year ended February 28, 2005. In the consolidation process, the balance sheet was consolidated and the equity method was applied to the profit and loss statement due to the fact that the acquisition date was February 28, 2005.

4. Fiscal year-end of consolidated subsidiaries
   The fiscal year-end for the consolidated subsidiaries, with the exception of SE CAPITAL CORPORATION, is December 31, 2004, which is different from the Company's and SE CAPITAL CORPORATION's fiscal year-end of February 28. The financial statements of these subsidiaries as of and for the year ended December 31 are used in preparing the Company's consolidated financial statements. All material transactions occurring during the period from January 1, 2005 to February 28, 2005 are adjusted for in the consolidation process.

Significant accounting policies

1. Valuation method for securities
   (1) Held-to-maturity debt securities are carried at amortized cost.
   (2) Available-for-sale securities are classified into two categories:
      (a) Fair value is available
      Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.
      (b) Fair value is not available

Securities, whose fair value is not available, are principally valued at cost, determined by the moving-average method.

2. Valuation method for derivatives
Derivative financial instruments are valued at fair value.

3. Valuation method for inventories
Merchandise inventories are principally valued at cost, determined by the retail method and at the lower of cost or market value by the LIFO method for foreign consolidated subsidiaries.

4. Depreciation and amortization
(1) Property and equipment
Depreciation expenses are computed principally using the declining-balance method for the Company and its domestic subsidiaries and using the straight-line method for foreign consolidated subsidiaries.
(2) Intangible assets
Amortization expenses for intangible assets are computed using the straight-line method for the Company and its domestic consolidated subsidiaries. Software for internal use is amortized using the straight-line method over an estimated useful life of 5 years. Consolidated subsidiaries in the United States carry out an impairment test for goodwill and other intangible fixed assets with indefinite lives in accordance with the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", and decrease the book value if required.

5. Allowances
(1) Allowance for doubtful accounts
An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio for normal receivables, plus an amount individually measured on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.
(2) Allowance for bonuses to employees
An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.
(3) Allowance for sales promotion
An allowance for sales promotion is provided for the use of points given to customers at the amount expected to be used on the balance sheet date in accordance with the sales promotion point card program.
(4) Allowance for accrued pension and severance costs
An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of plan assets at the end of the fiscal year. Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise. Prior service costs are amortized in full in the year in which they arise.

(Additional Information)
Following approval from Japanese Ministry of Health, Labor and Welfare on September 1, 2004, the "Ito-Yokado Group Employee Pension Fund", which the Company and its domestic consolidated subsidiaries participate in, was transferred to the "IY Group Employees' Pension Fund" based on the "Defined Benefit Corporate Pension Plan Act". Following the transition, the retirement benefits plan was revised. As a result, prior service costs of \ 3,355 million were recognized and charged to income in full in the current year.
(5) Allowance for retirement benefits to directors and corporate auditors
An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the Company's internal policy.

6. Foreign currency translation for major assets and liabilities denominated in foreign currency

All monetary assets and liabilities of the Company and its domestic consolidated subsidiaries denominated in foreign currencies are translated into yen at current exchange rates prevailing at the fiscal year-end. Resulting translation gains or losses are charged or credited to income. Assets and liabilities of foreign consolidated subsidiaries are translated into yen at current exchange rates prevailing at the respective fiscal year-end of those subsidiaries, while income and expenses are translated at an annual average rate. Resulting translation adjustments are included in "shareholders' equity".

7. Leases

Finance leases, except those for which ownership of the leased assets is considered to be transferred to lessee, are principally accounted for as operating lease for the Company and its domestic consolidated subsidiaries. Foreign consolidated subsidiaries account for finance leases as assets and obligations at an amount equal to the present value of the lease payments during the lease term.

8. Hedge accounting

(1) Method of hedge accounting

Consolidated subsidiary in the United States applied hedge accounting under U.S. GAAP to its interest rate swaps.

(2) Hedge instruments and hedged items

Hedging instruments and hedged items for which hedge accounting was adopted for the fiscal year ended February 28, 2005 are as follows:

(a) Hedging instruments: Interest rate swaps

(b) Hedged items: Variable-rate commercial paper

Interest rate swap contracts expired during the year ended February 28, 2005. Accordingly hedging instruments and hedged items ceased as of February 28, 2005.

(3) Hedging policies

The Company utilizes financial instruments to hedge interest rate fluctuation exposure associated with hedged items.

9. Valuation of assets and liabilities of consolidated subsidiaries

All assets and liabilities of the consolidated subsidiaries, including the portion attributable to minority interests, are valued at fair value applicable to the respective dates when the subsidiaries were initially consolidated.

10. Goodwill

Goodwill, representing the difference between the cost of an investment in a subsidiary and the fair value of the Company's share of the net assets of the subsidiary, is treated as an asset or a liability, as the case may be, and is amortized over a reasonable period within twenty years on a straight-line basis. However, if the goodwill is immaterial, it is expensed in full in the year in which it is incurred. The above policy is also applied to goodwill arising from investments in affiliates accounted for using the equity method.

11. Other significant basis for preparation of consolidated financial statements

(1) Accounting for franchised stores in convenience store operation

The Company recognized the franchised fee from franchised stores in "Revenue from operations".

7-Eleven, Inc. included the assets, liabilities, shareholders' equity and income or expenses of the franchisee's convenience stores operations in its financial statements. However, the balance sheet of 7-Eleven, Inc. was consolidated and earning of 7-Eleven, Inc. was included in the consolidated profit and loss statement using the equity method.

(2) Accounting for consumption taxes

Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transaction.

Changes in Accounting Policy

(Accounting Standard for Impairment of Fixed Assets)

On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company and its consolidated domestic subsidiaries early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \4,867 million.

Consolidated subsidiaries in the United States have applied accounting standards related to fixed assets impairment under U.S. GAAP.

<u>Notes to consolidated balance sheet</u>

1. Accumulated depreciation of property and equipment: \453,522 million

2. Assets pledged as collateral: \1,740 million

3. Guarantees: \1,005 million

<u>Notes to consolidated profit and loss statement</u>

1 Net income per share: \120.07

**[Translation]**

Independent Auditors' Report

April 13, 2005

To President and Representative Director
of SEVEN-ELEVEN JAPAN CO., LTD.
Mr. Toshiro Yamaguchi

ChuoAoyama PricewaterhouseCoopers

Koji Kobayashi, CPA
Representative and Engagement Partner
Yohei Kishi, CPA
Representative and Engagement Partner
Hiroko Sakamoto, CPA
Representative and Engagement Partner

We have audited, pursuant to Article 19-2, paragraph 3 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the consolidated financial statements, which consist of the consolidated balance sheet and consolidated profit and loss statement of SEVEN-ELEVEN JAPAN CO., LTD. (hereinafter referred to as the "Company") for the 32nd fiscal year from March 1, 2004 to February 28, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1) The consolidated financial statements present fairly the financial position and results of operation of the Company and its consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) As discussed in Changes in Accounting Policy in the notes to the financial statements, the Company has adopted the new accounting standard, "Accounting Standard for Impairment of Fixed Assets", for the fiscal year ended February 28, 2005. This accounting change is in accordance with the provision of the standard for early adoption for the fiscal year ended February 28, 2005.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

**[Translation]**

Corporate Auditors' Report on consolidated financial statements

We, the Board of Corporate Auditors of SEVEN-ELEVEN JAPAN CO., LTD., following a review and discussion of the individual reports made by each Corporate Auditor concerning the consolidated financial statements (consolidated balance sheet and consolidated profit and loss statement) in the 32nd fiscal year, from March 1, 2004 through February 28, 2005, prepared this Corporate Auditors' Report on consolidated financial statements and hereby submit our report as follows:

1. Summary of Corporate Auditors' Auditing Methods

In accordance with the auditing policies and the auditing plan determined by the Board of Corporate Auditors, the Corporate Auditors have received reports and explanations from independent auditors, the Directors and the like regarding the consolidated financial statements.

2. Result of the Audit

The auditing methods and results of the independent auditors, ChuoAoyama PricewaterhouseCoopers, are appropriate.

April 15, 2005

Board of Corporate Auditors of SEVEN-ELEVEN JAPAN CO., LTD.

Full-time Corporate Auditor
Hisashi Seki (Seal)
Corporate Auditor
Kazuo Ootsuka (Seal)
Corporate Auditor
Mitsuo Goto (Seal)
Corporate Auditor
Ikuo Kanda (Seal)

(Note) Corporate Auditors, Kazuo Ootsuka, Mitsuo Goto and Ikuo Kanda, are outside statutory auditors as provided in Article 18, paragraph 1 of the Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporation ("*Kabushiki-Kaisha*") of Japan.

## REFERENCE MATTERS RELATING TO THE EXERCISE OF SHAREHOLDERS' VOTING RIGHTS

**1. Number of Voting Rights of the Shareholders:** 8,014,299

**2. Proposals and Reference Matters**

**Proposal 1:** Approval of Proposed Appropriation of Retained Earnings for the 32nd Accounting Period

It is proposed that the retained earnings for the accounting periodr will be appropriated as described in the Appendix (p. 21 in the original Japanese text) with a view to strengthening the management's foundations and future business development etc.

It is proposed that the profit dividend for the accounting period will be 21.50 Yen per share to respond to shareholders' support. This is a result of our favorable achievements. Including the interim dividend of 21.50 Yen per share, the total dividend amount for the accounting period will be 43 Yen per share, which is an increase of 4 Yen per share from the previous accounting period.

**Proposal 2:** Incorporation of Absolute Parent Company by means of Stock-Transfer

1. Reason for the Necessity of the Stock-Transfer

The Ito Yokado Group has been favorably expanding its business on the bases of its superstore operation, convenience store operation, and restaurant operation for years under the slogan "response to changes and adherence to the basics." In recent years, the group has launched finance-related and IT-related operations. The group has thus been maintaining its customer-centered attitude and meeting customer needs have always been a top priority.

On the other hand, facing harsh consumer market environments affected by the rapid decline of the birthrate, aging of society and maturing of the economy, we are fully aware of our urgent challenges. Our operational mobility must be improved in order to respond to changes, and the group's management resources must be effectively utilized in order to pursue the group's growth strategies, which will pave the way for the next generation.

The purpose of the Company, Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd. (collectively, the "Three Companies") in jointly incorporating an absolute parent company, "Seven & I Holdings Co., Ltd.", is to reinforce their corporate governance and maximize the corporate value of the entire group. It is the Company's management decision that the incorporation of "Seven & I Holdings Co., Ltd." will be in the best interests of all people who have an interest in the Ito Yokado Group.

For the above-mentioned purpose, we propose that the Company, Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd. jointly incorporate "Seven & I Holdings Co., Ltd." by means of stock-transfer as provided in Article 364 of the Japanese Commercial Code and become wholly-owned subsidiaries of that company. Shareholders' approval is requested for this proposal.

2. Substance of the Stock-Transfer

(1) Articles of Incorporation of Absolute Parent Company to be Incorporated

The articles of incorporation of "Seven & I Holdings Co., Ltd." are as shown in the "Articles of Incorporation of Seven & I Holdings Co., Ltd." section below (pp.54-63 in the original Japanese text; the "Articles of Incorporation").

(2) Class and Number of Shares to be Issued by Absolute Parent Company to be Incorporated upon the Stock-Transfer; Allotment of Shares to Shareholders

Upon the stock-transfer, "Seven & I Holdings Co., Ltd." will issue 1,346,383,002 shares of common stock and allot and deliver such shares to the Three Companies' respective shareholders (the term "shareholders" being hereinafter defined as including beneficial shareholders) as entered in the Three Companies' respective latest shareholder registers as of the day immediately preceding the scheduled stock-transfer date (the term "shareholder register" being hereinafter defined as including beneficial shareholder registers) at the rate of: (a) one share of common stock of the

Company to 1.00 share of common stock of "Seven & I Holdings Co., Ltd."; (b) one share of common stock of Ito Yokado Co., Ltd. to 1.20 shares of common stock of "Seven & I Holdings Co., Ltd."; and (c) one share of common stock of Denny's Japan Co., Ltd. to 0.65 shares of "Seven & I Holdings Co., Ltd."

(3) Amount of Stated Capital and Capital Reserve of Absolute Parent Company to be incorporated

(i) Amount of Stated Capital: 50,000,000,000 Yen.

(ii) Capital Reserve: the balance of the total amount of the net assets of the Three Companies as of the effective date of the stock-transfer after deducting the amount of the stated capital and the aggregate amount of cash payments upon the stock-transfer distributions mentioned below.

(4) Cash payment upon the Stock-Transfer (the Amounts to be paid to Shareholders)

In lieu of the Three Companies' respective interim dividends, "Seven & I Holdings Co., Ltd." shall pay to each shareholder or registered pledgee entered in the Three Companies' respective latest shareholder registers as of the day immediately preceding the scheduled stock-transfer date a cash payment upon the stock-transfer at the following rate for each share of the Three Companies within three (3) months from the incorporation of "Seven & I Holdings Co., Ltd."; provided that, the amount of such cash payment may be changed or not paid through mutual consultation among the Three Companies and "Seven & I Holdings Co., Ltd." in light of the conditions of their respective assets and liabilities, changes in the economic conditions, and other circumstances.

(i) Common Stock of the Company: 21.50 Yen per share.

(ii) Common Stock of Ito Yokado Co., Ltd.: 16 Yen per share.

(iii) Common Stock of Denny's Japan Co., Ltd.: 15.50 Yen per share.

(5) Scheduled Stock-Transfer Date

September 1, 2005

An application for registration of incorporation of "Seven & I Holdings Co., Ltd." is scheduled to be filed on September 1, 2005; provided that, if necessary for the procedure for the stock-transfer, such date may be changed through mutual consultation among the Three Companies.

(6) Maximum Amount of Profit Dividends

(i) The Company may distribute profit dividends to the shareholders or registered pledgees entered in the company's latest shareholder register as of February 28, 2005 to the extent of 17,234,146,236 Yen in total (21.50 Yen per share).

(ii) Ito-Yokado Co., Ltd. may distribute profit dividends to the shareholders or registered pledgees entered in the Company's latest shareholder register as of February 28, 2005 to the extent of 7,513,982,910 Yen in total (18 Yen per share).

(iii) Denny's Japan Co., Ltd. may distribute profit dividends to the shareholders or registered pledgees entered in the company's latest shareholder register as of February 28, 2005 to the extent of 498,744,880 Yen in total (15.50 Yen per share).

(7) Directors of the Absolute Parent Company to be Incorporated
"Seven & I Holdings Co., Ltd." will have the following eleven directors:

| Name (Date of Birth) | Resume<br>* Status as other company's representative, if any | Number of shares of the Three Companies owned by the Candidate |
|---|---|---|
| Toshifumi Suzuki<br>(December 1, 1932) | Sep. 1963: Joined Ito Yokado Co., Ltd.<br>Sep. 1971: Director of Ito Yokado Co., Ltd.<br>Nov. 1973: Senior Managing Director of Seven-Eleven Japan Co., Ltd.<br>Sep. 1977: Managing Director of Ito Yokado Co., Ltd.<br>Feb. 1978: President and Representative Director of Seven-Eleven Japan Co., Ltd.<br>Apr. 1983: Senior Managing Director of Ito Yokado Co., Ltd.<br>May 1985: Executive Vice President and Director of Ito Yokado Co., Ltd.<br>Oct. 1992: President and Representative Director of Ito Yokado Co., Ltd.<br>Oct. 1992: Chairman and Representative Director of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 2003: Chairman and Representative Director of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Chief Executive Officer (CEO) of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Chief Executive Officer (CEO) of Seven-Eleven Japan Co., Ltd. (incumbent)<br><br>* Chairman and CEO of Ito Yokado Co., Ltd.<br>* Chairman and CEO of Seven-Eleven Japan Co., Ltd.<br>* Chairman of 7-Eleven, Inc.<br>* Chairman of Seven-Eleven Hawaii, Inc.<br>* Chairman of IYG Holding Company<br>* Chairman of 7dream.com<br>* Chairman of IY Card Service Co., Ltd. | (1) Ito Yokado Co., Ltd.<br>815,600 shares<br>(2) Seven-Eleven Japan Co., Ltd.<br>4,069,400 shares<br>(3) Denny's Japan Co., Ltd.<br>8,563 shares |
| Noritoshi Murata<br>(February 11, 1944) | Oct. 1971: Joined Ito Yokado Co., Ltd.<br>May 1990: Director of Ito Yokado Co., Ltd.<br>May 1996: Managing Director of Ito Yokado Co., Ltd.<br>May 2003: Senior Managing Director and Chief of Administration Development Group of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Senior Executive Officer of Ito Yokado Co., Ltd. (incumbent)<br><br>* President and Director of Sanei Co., Ltd.<br>* President and Director of IYG Financial Center Co., Ltd. | (1) Ito Yokado Co., Ltd.<br>5,600 shares<br>(2) Seven-Eleven Japan Co., Ltd.<br>13,000 shares<br>(3) Denny's Japan Co., Ltd.<br>0 shares |

| Name (Date of Birth) | Resume * Status as other company's representative, if any | Number of shares of the Three Companies owned by the Candidate |
|---|---|---|
| Tadahiko Ujiie (May 22, 1945) | Apr. 1980: Joined Seven-Eleven Japan Co., Ltd.<br>May 1990: Director of Seven-Eleven Japan Co., Ltd.<br>May 1995: Chief of Planning Division and Chief of Financial Department of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 1997: Managing Director of Seven-Eleven Japan Co., Ltd.<br>May 2001: Senior Managing Director of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 2003: Senior Executive Officer of Seven-Eleven Japan Co., Ltd. (incumbent)<br><br>* President and Director of SE CAPITAL CORPORATION | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 4,462 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Sakae Isaka (May 13, 1942) | Mar. 1966: Joined Ito Yokado Co., Ltd.<br>May 1995: Managing Director of Ito Yokado Co., Ltd.<br>May 2001: Senior Managing Director of Ito Yokado Co., Ltd.<br>May 2003: Representative Director and President of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Chief Operating Officer (COO) of Ito Yokado Co., Ltd. (incumbent)<br><br>* President and COO of Ito Yokado Co., Ltd. | (1) Ito Yokado Co., Ltd. 11,200 shares<br>(2) Seven-Eleven Japan Co., Ltd. 45,000 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Toshiro Yamaguchi (May 21, 1946) | Jan. 1977: Joined Seven-Eleven Japan Co., Ltd.<br>May 1990: Director of Seven-Eleven Japan Co., Ltd.<br>May 1997: Managing Director of Seven-Eleven Japan Co., Ltd.<br>May 2000: Senior Managing Director of Seven-Eleven Japan Co., Ltd.<br>May 2002: Representative Director and President of Seven-Eleven Japan Co., Ltd. (incumbent)<br>May 2003: Chief Operating Officer (COO) of Seven-Eleven Japan Co., Ltd. (incumbent)<br><br>* President and COO of Seven-Eleven Japan Co., Ltd. | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 15,000 shares<br>(3) Denny's Japan Co., Ltd. 271 shares |
| Kenichi Asama (July 20, 1947) | Dec. 1978: Joined Denny's Japan Co., Ltd.<br>May 2000: Director of Denny's Japan Co., Ltd.<br>May 2002: Representative Director and President of Denny's Japan Co., Ltd. (incumbent)<br>May 2003: Chief Executive Officer (COO) of Denny's Japan Co., Ltd. (incumbent)<br><br>* President and CEO of Denny's Japan Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 5,400 shares |
| Katsuhiro Goto (December 20, 1953) | Jul. 1989: Joined Seven-Eleven Japan Co., Ltd.<br>Apr. 2002: Chief of Office of the President of Ito Yokado Co., Ltd. (incumbent)<br>May 2002: Director of Ito Yokado Co., Ltd.<br>May 2003: Executive Officer of Ito Yokado Co., Ltd.<br>May 2004: Managing Director of Ito Yokado Co., Ltd. (incumbent)<br>May 2004: Managing Executive Officer of Ito Yokado Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 1,200 shares<br>(2) Seven-Eleven Japan Co., Ltd. 2,000 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Scott T. Davis (December 26, 1960) | Jan. 1981: Lecturer of the Faculty of Arts and Social Sciences at the University of New South Wales, Australia<br>Apr. 1990: Full-time researcher of the Japan Institute of Labor<br>Apr. 1993: Lecturer of the Department of Management, the Faculty of Economics of Gakushuin University (incumbent)<br>Apr. 2001: Professor of the International Economics Department, the International School of Economics and Business of Reitaku University (incumbent)<br>May 2004: Director of Ito Yokado Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 1,000 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |

46

| Name (Date of Birth) | Resume<br>* Status as other company's representative, if any | Number of shares of the Three Companies owned by the Candidate |
|---|---|---|
| Shozo Hashimoto<br>(January 18, 1940) | Apr. 1962: Joined Nomura Securities Co., Ltd.<br>Dec. 1985: Director of Nomura Securities Co., Ltd.<br>Dec. 1987: Managing Director of Nomura Securities Co., Ltd.<br>Dec. 1988: Representative Senior Managing Director of Nomura Securities Co., Ltd.<br>Jun. 1990: Representative Director and Vice-President of Nomura Securities Co., Ltd.<br>Jun. 1994: Representative Director and President of Nomura Research Institute, Ltd.<br>Apr. 2002: Chairman of Nomura Research Institute, Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Takashi Anzai<br>(January17, 1941) | Apr. 1963: Joined Bank of Japan<br>Dec. 1994: Executive Director of Bank of Japan<br>Nov. 1998: Representative Director and President of the Long-Term Credit Bank of Japan, Limited (currently Shinsei Bank, Limited)<br>Aug. 2000: Counsel of Ito Yokado Co., Ltd.<br>Apr. 2001: Representative Director and President of IY Bank Co., Ltd. (incumbent)<br><br>* President and Director of IY Bank Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Zenko Ohtaka<br>(March 1, 1940) | Apr. 1958: Joined Benimaru Shoten Co., Ltd. (currently York-Benimaru Co., Ltd.)<br>Oct. 1963: Managing Director of York-Benimaru Co., Ltd.<br>May 1984: Senior Managing Director of York-Benimaru Co., Ltd.<br>May 1994: Vice-President and Director of York-Benimaru Co., Ltd.<br>May 2000: President and Representative Director of York-Benimaru Co., Ltd. (incumbent)<br>May 2003: Chief Operating Officer (COO) of York-Benimaru Co., Ltd. (incumbent)<br><br>* President and COO of York-Benimaru Co., Ltd.<br>* Chairman of Life Foods Co., Ltd.<br>* President and Director of Midoriya Supermarket Co., Ltd. | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 220,712 shares<br>(3) Denny's Japan Co., Ltd. 3,806 shares |

Notes:

1. Toshifumi Suzuki concurrently holds the office of representative director of the Company, Ito-Yokado Co., Ltd., 7-Eleven Inc., Seven-Eleven Hawaii Inc., IYG Holding Company, 7dream.com Co., Ltd., and IY Card Service Co., Ltd. 7-Eleven Inc., Seven-Eleven Hawaii Inc., and 7dream.com engage in transactions which are also within the scope of business of "Seven & I Holdings Co., Ltd." 7-Eleven, Inc., and Seven-Eleven Hawaii, Inc. engage in transactions which are also within the scope of business of Ito-Yokado Co., Ltd. 7-Eleven, Inc., Seven-Eleven Hawaii, Inc., and 7dream.com engage in transactions which are also within the scope of business of the Company. Mr. Suzuki represents 7-Eleven, Inc., Seven-Eleven Hawaii, Inc., and 7dream.com in their respective transactions with the Company.

2. Noritoshi Murata concurrently hold the office of representative director of Sanei Co., Ltd. and IYG Financial Center Co., Ltd. He represents IYG Financial Center Co., Ltd. in its transactions with the Company, Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd.

3. Tadahiko Ujiie concurrently holds the office of representative director of SE Capital Corporation. He represents SE CAPITAL CORPORATION in its transactions with the Company, Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd.

4. Sakae Isaka concurrently holds the office of representative director of Ito-Yokado Co., Ltd. Ito-Yokado Co., Ltd. engages in transactions which are also within the scope of business of the Company. Mr. Isaka represents Ito-Yokado Co., Ltd. in its transactions with the Company and Denny's Japan Co., Ltd.

5. Toshiro Yamaguchi concurrently holds the office of representative director of the Company. The Company engages in transactions which are also within the scope of business of Ito-Yokado Co., Ltd. Mr. Yamaguchi represents the Company in its transactions with Ito-Yokado Co., Ltd. and Denny's Japan Co., Ltd.

6. Kenichi Asama concurrently holds the office of representative director of Denny's Japan Co., Ltd. He represents Denny's Japan Co., Ltd. in its transactions with the Company and Ito-Yokado Co., Ltd.

7. Takashi Anzai concurrently holds the office of representative director of IY Bank Co., Ltd. He represents IY Bank Co., Ltd. in its transactions with the Company, Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd.

8. Zenko Ohtaka concurrently holds the office of representative director of York-Benimaru Co., Ltd., Life Foods Co., Ltd., and Midoriya Supermarket Co., Ltd. These three companies engage in transactions which are also within the scope of business of "Seven & I Holdings Co., Ltd.", the Company, and Ito-Yokado Co., Ltd. Mr. Ohtaka represents York-Benimaru Co., Ltd. in its transactions with Ito-Yokado Co., Ltd.

9. There is no relationship of special interest between each of the three directors other than those mentioned in Notes 1 through 8 above and "Seven & I Holdings Co., Ltd.", the Company, Ito-Yokado Co., Ltd., or Denny's Japan Co., Ltd.

10. Both Scott T. Davis and Shozo Hashimoto satisfy the requirements for outside directors as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

(8) Corporate Auditors of the Absolute Parent Company to be Incorporated

"Seven & I Holdings Co., Ltd." will have the following five corporate auditors:

| Name (Date of Birth) | Resume * Status as other company's representative, if any | Number of shares of the Three Companies owned by the Candidate |
|---|---|---|
| Ikuo Kanda (October 1, 1946) | Mar. 1969: Joined Ito Yokado Co., Ltd.<br>Feb. 1992: General Manager of Accounting Records Processing Department of Ito Yokado Co., Ltd.<br>May 2002: Standing Corporate Auditor of Ito Yokado Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 2,600 shares<br>(2) Seven-Eleven Japan Co., Ltd. 13,000 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Hisashi Seki (July 25, 1948) | Mar. 1978: Joined Seven-Eleven Japan Co., Ltd.<br>Mar. 1989: Zone Manager of Operation Division of Seven-Eleven Japan Co., Ltd.<br>Jan. 1996: General Manager of Facility Department of Construction and Facility Division of Seven-Eleven Japan Co., Ltd.<br>May 2003: Standing Corporate Auditor of Seven-Eleven Japan Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 2,700 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Yoko Suzuki (September 21, 1970) | Apr. 1998: Registered as attorney-at-law (Tokyo Bar Association) Joined Takashiro Godo Law Firm (currently Koike Takashiro Sogo Law Firm)<br>Nov. 2002: Joined Suzuki Sogo Law Firm as Partner (incumbent)<br>May 2003: Corporate Auditor of Ito Yokado Co., Ltd. (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Hiroshi Nakachi (March 2, 1932) | Mar. 1978: Representative Partner of Tohmatsu & Aoki (currently Tohmatsu & Co.)<br>Aug. 1997: Chairman and Representative Partner of Nakachi & Co. (incumbent)<br>Oct. 1998: Chairman of the Japanese Institute of Certified Public Accountants<br>Dec. 1998: Member of the Financial Reconstruction Commission<br>Apr. 1999: Chairman and Representative Director of Nakachi Keiei Kenkyu-sho (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |
| Megumi Suto (January 23, 1948) | Nov. 1984: Chief Researcher of Japan Securities Research Institute<br>Apr. 1988: Associate Professor of the Department of Economics of Meikai University<br>Apr. 1993: Professor of the Faculty of Economics of Chuo University<br>Jan. 2001: Member of the Council on Customs, Tariffs, Foreign Exchange and Other Transactions (incumbent)<br>Feb. 2001: Member of the Financial System Council<br>Mar. 2003: Expert Member of the Disclosure Working Group of the Financial System Council (incumbent)<br>Apr. 2004: Professor of The Waseda Graduate School of Finance, Accounting and Law (incumbent) | (1) Ito Yokado Co., Ltd. 0 shares<br>(2) Seven-Eleven Japan Co., Ltd. 0 shares<br>(3) Denny's Japan Co., Ltd. 0 shares |

Notes:
1. There is no relationship of special interest between any of the five corporate auditors and "Seven & I Holdings Co., Ltd.", the Company, Ito-Yokado Co., Ltd., or Denny's Japan Co., Ltd.
2. Yoko Suzuki, Hiroshi Nakachi, and Megumi Saito are each an outside corporate auditor as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audits, etc. of *Kabushiki-Kaisha* (Joint-stock Companies).

(9) Amounts of Compensation for Directors and Corporate Auditors of the Absolute Parent Company to be Incorporated

The amount of compensation for the directors and corporate auditors of "Seven & I Holdings Co., Ltd." for the period up to the close of its first annual meeting of shareholders will be within 50,000,000 Yen in the monthly aggregate with respect to its directors and within 5,000,000 Yen in the monthly aggregate with respect to its corporate auditors. The amount of compensation for its directors will not include salaries for directors who concurrently serve as employees.

(10) Matters Related to Election of Accounting Auditor of the Absolute Parent Company to be Incorporated

The accounting auditor of "Seven & I Holding Co., Ltd." will be as follows:

(As of February 28, 2005)

| | |
|---|---|
| Name | ChuoAoyama PricewaterhouseCoopers |
| Location of Main Office | Kasumigaseki Building<br>3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo |
| History | - December 1968<br>Audit Corporation Chuo Accounting Firm was founded.<br>- July 1984<br>Audit Corporation Chuo Accounting Firm became a member of Coopers and Lybrand International.<br>- July 1988<br>Audit Corporation Chuo Accounting Firm and Shinko Audit Corporation merged into Chuo Shinko Audit Corporation.<br>- July 1993<br>Chuo Shinko Audit Corporation was renamed to Chuo Audit Corporation.<br>- July 1998<br>Coopers and Lybrand and Price Waterhouse merged together on a global level.<br>- April 2000<br>Chuo Audit Corporation and Aoyama Audit Corporation merged into ChuoAoyama PricewaterhouseCoopers.<br>- January 2001<br>Audit Corporation Ito Accounting Firm was merged into ChuoAoyama PricewaterhouseCoopers. |
| Outline | - Partners: 439 certified public accountants<br>Employees: 1,109 certified public accountants; 1,074 assistant accountants; 763 other staff employees.<br>- 27 domestic offices; 29 overseas offices.<br>- 5,477 client companies. |

(11) Matters Related to Joint Incorporation

The Company, Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd. will jointly incorporate their absolute parent company, "Seven & I Holdings Co., Ltd." Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd. are outlined as follows:

(As of February 28, 2005)

| | |
|---|---|
| Trade Name | Ito-Yokado Co., Ltd. |
| Location of Head Office | 8-8, Nibancho, Chiyoda-ku, Tokyo |
| Foundation Date | April 1, 1958 |
| Stated Capital | 47,987,000,000 Yen |
| Principal Business | Superstore operation |
| Representatives | Toshifumi Suzuki, Chairman and Representative Director<br>Sakae Isaka, President and Representative Director |
| Employees | 12,861 |

(As of February 28, 2005)

| | |
|---|---|
| Trade Name | Denny's Japan Co., Ltd. |
| Location of Head Office | 8-8, Nibancho, Chiyoda-ku, Tokyo |
| Foundation Date | November 16, 1973 |
| Stated Capital | 7,125,000,000 Yen |
| Principal Business | Restaurant operation |
| Representative | Kenichi Asama, President and Representative Director |
| Employees | 1,567 |

3. Explanation of Share Allotment under Article 366, Paragraph 1, Item 2 of the Japanese Commercial Code

The Company has determined the following rates of allotment of shares of "Seven & I Holdings Co., Ltd." (the "Stock-Transfer Ratio") to be issued to the shareholders of each of its wholly-owned subsidiaries upon the incorporation of "Seven & I Holdings Co., Ltd.", the absolute parent company, by way of stock-transfer jointly conducted by the Company, Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd. "Seven & I Holdings Co., Ltd." will adopt a unit share system, and the number of shares constituting one unit will be 100 shares.

| Company Name | The Company | Ito-Yokado Co., Ltd. | Denny's Japan Co., Ltd. |
|---|---|---|---|
| Stock-Transfer Rate | 1.00 | 1.20 | 0.65 |

The Three Companies have conducted due diligence investigations with the assistance of professionals in the fields of law, financial accounting, and business, and have confirmed that there exists no undisclosed information that might materially and adversely affect the Stock-Transfer Ratio. In determining the Stock-Transfer Ratio, the Three Companies have respectively appointed third-party financial advisors from the viewpoint of ensuring the fairness and appropriateness of such determination. Thus, the Company has appointed GMD Corporate Finance Limited, Ito-Yokado Co., Ltd. has appointed Nomura Securities Co., Ltd., and Denny's Japan Co., Ltd. has appointed Deloitte Touche Tohmatsu. The Company requested GMD Corporate Finance Limited to analyze such Stock-Transfer Ratio with respect to the common stock of each of the Three Companies as may be referred to in the negotiation and consultation with Ito-Yokado Co., Ltd. and Denny's Japan Co., Ltd.

GMD Corporate Finance Limited analyzed indicator figures to be used as bases for the calculation of the Stock-Transfer Ratio by using the market share price averaging method (shijo kabuka heikin-hoshiki), the net asset method (shusei junshisan-hoshiki), and the DCF method (discount cash flow method), and calculated the Stock-Transfer Ratio on the basis of overall consideration of the results of such analysis.

Based on the results of GMD Corporate Finance Limited's analysis, the Company considered the matter from various perspectives, conducted negotiation and consultation with Ito-Yokado Co., Ltd. and Denny's Japan Co., Ltd., sought the advice of GMD Corporate Finance Limited, and eventually determined the above Stock-Transfer Ratio. As a result, the Three Companies approved a proposed stock-transfer agreement setting forth the Stock-Transfer Ratio at their respective board meetings held on April 20, 2005, and entered into said agreement as of the same date. The Stock-Transfer Ratio are within the range presented by GMD Corporate Finance Limited. In the stock-transfer agreement, however, it is agreed that the Stock-Transfer Ratio may be modified through the Three Companies' mutual consultation if, before the stock-transfer date, a material change occurs to the conditions assumed for the determination of the Stock-Transfer Ratio.

4. Content of Balance Sheet and profit and loss statement under Items 3 to 6 of Paragraph 1 of Article 366 of the Japanese Commercial Code

The contents of the Company's balance sheet and profit and loss statement are as shown in Appendix (pp. 17 - 20 in the Japanese original text).

The contents of the balance sheet and profit and loss statement of Ito-Yokado Co., Ltd. are as follows:

## BALANCE SHEET
(As of February 28, 2005)

(Millions of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **(Assets)** | | **(Liabilities)** | |
| **Current Assets** | **378,780** | **Current Liabilities** | **165,771** |
| Cash and bank deposits | 202,170 | Notes payable - trade | 928 |
| Accounts receivable - trade | 17,982 | Accounts payable - trade | 71,409 |
| Marketable securities | 19,941 | Short-term loans | 2,465 |
| Merchandise inventories | 76,241 | Current portion of bonds | 20,000 |
| Supplies inventories | 134 | Accounts payable - other | 14,341 |
| Prepaid expenses | 8,028 | Income taxes payable | 16,069 |
| Short-term loans receivable | 646 | Consumption tax withheld | 1,252 |
| Deposits paid | 20,000 | Accrued expenses | 11,948 |
| Accounts receivable - other | 6,889 | Deposits received | 3,134 |
| Short-term leasehold deposits | 8,416 | Allowance for bonuses to employees | 5,960 |
| Deferred income taxes | 16,031 | Allowance for sales promotion | 2,964 |
| Other | 2,298 | Notes payable - construction | 3,337 |
| **Fixed Assets** | **698,176** | Gift tickets issued | 10,118 |
| **Tangible fixed assets** | **272,818** | Other | 1,841 |
| Buildings | 97,971 | | |
| Structures | 7,235 | **Non-Current Liabilities** | **159,183** |
| Vehicles | 2 | Long-term loans | 9,112 |
| Furniture and equipment | 10,768 | Corporate bonds | 100,000 |
| Land | 146,510 | Allowance for retirement benefits to directors and corporate auditors | 1,230 |
| Construction in progress | 10,328 | | |
| **Intangible assets** | **5,872** | Deposits received from tenants | 46,509 |
| Right of leasehold | 3,040 | Deferred income taxes | 550 |
| Software | 2,627 | Other | 1,780 |
| Other | 203 | **Total liabilities** | **324,954** |
| | | **(Shareholders' Equity)** | |
| **Investments and other assets** | **419,486** | **Common stock** | **47,987** |
| Investments in securities | 22,622 | **Capital surplus** | **121,658** |
| Investments in subsidiaries | 94,643 | Additional paid in capital | 121,477 |
| Investments in capital | 4,601 | Other capital surplus | 181 |
| Long-term loans receivable | 11,705 | **Retained earnings** | **584,187** |
| Long-term leasehold deposits | 239,608 | Legal reserve | 11,700 |
| Long-term prepaid expenses | 6,309 | General reserve | 510,459 |
| Prepaid pension cost | 23,677 | Reserve for deferred gains on sales of property and equipment | 1,373 |
| Advances for store construction | 15,542 | Other reserves | 509,086 |
| Other | 4,925 | Unappropriated retained earnings | 62,028 |
| Allowance for doubtful accounts | (4,149) | **Net unrealized gain on securities** | **2,124** |
| | | Net unrealized gain on available-for-sale securities | 2,124 |
| | | **Treasury stock** | **(3,956)** |
| | | **Total shareholders' equity** | **752,003** |
| **Total assets** | **1,076,957** | **Total liabilities & shareholders' equity** | **1,076,957** |

**PROFIT AND LOSS STATEMENT**

(From March 1, 2004 to February 28, 2005)

(Millions of yen)

| Item | Amount |
|---|---|
| **Ordinary Income and Loss:** | |
| **Operating Revenue and Expenses:** | |
| **Revenues from operations** | **1,473,583** |
| Net sales | 1,455,358 |
| Rental income | 14,355 |
| Other operating revenue | 3,869 |
| **Operating expenses** | **1,464,782** |
| Cost of sales | 1,060,081 |
| Selling, general and administrative expenses | 404,700 |
| **Operating income** | **8,800** |
| **Non-Operating Income and Expenses:** | |
| **Non-operating income** | **20,494** |
| Interest income and dividends | 19,974 |
| Other | 520 |
| **Non-operating expenses** | **2,213** |
| Interest expense | 1,704 |
| Other | 509 |
| **Ordinary income** | **27,081** |
| **Special Gains and Losses:** | |
| **Special gains** | **39,414** |
| Gain from sales of property and equipment | 16 |
| Gain from sales of investments in subsidiaries | 35,709 |
| Gain from sales of a subsidiary's convertible bond | 2,816 |
| Other | 871 |
| **Special losses** | **41,815** |
| Loss on disposals of property and equipment | 1,551 |
| Impairment loss of property and equipment | 17,819 |
| Loss on business restructuring | 20,882 |
| Head office relocation expenses | 1,230 |
| Other | 332 |
| **Income before income taxes** | **24,680** |
| Income taxes – Current | 17,496 |
| Income taxes – Deferred | (10,325) |
| **Net income for the year** | **17,509** |
| Retained earnings brought forward | 51,198 |
| Interim dividends | 6,679 |
| **Unappropriated retained earnings** | **62,028** |

(Notes)

1. Significant accounting policies

(1) Valuation method for securities

(a) Investment in subsidiaries and affiliates are valued at cost, determined using the moving-average method.

(b) Available-for-sale securities are classified into two categories:

Fair value is available

Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

Fair value is not available

Securities, whose fair value is not available, are principally valued at cost, determined by the moving-average method.

(2) Valuation method for derivatives

Derivative financial instruments are valued at fair value.

(3) Valuation method for Inventories

(a) Fresh foods are valued at cost, determined by the last purchase price method.

(b) Merchandises at stores (except fresh foods) are valued at the lower of cost or market, determined by the retail method.

(c) Merchandises at distribution centers (except fresh foods) are valued at cost, determined by the moving-average method.

(d) Supplies are valued at cost, determined by the last purchase price method.

(4) Depreciation and amortization

(a) Property and equipment

Depreciation expenses are computed using the declining-balance method.

(b) Intangible assets

Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized using the straight-line method over an estimated useful life of 5 years.

(5) Allowances

(a) Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio for normal receivables, plus an amount individually measured on collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

(b) Allowance for bonuses to employees

An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.

(c) Allowance for accrued pension and severance costs (Prepaid pension cost)

An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. The excess of the estimated fair value of the plan assets over the estimated present value of projected benefit obligation adjusted by unrecognized actuarial differences is recognized as prepaid pension cost for the fiscal year ended February 28, 2005. Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise. Prior service costs are not amortized because the unrecognized assets have existed.

(Additional Information)
Following approval from Japanese Ministry of Health, Labor and Welfare on September 1, 2004, the "Ito-Yokado Group Employee Pension Fund", which the Company participates in, was transferred to the "IY Group Employees' Pension Fund" based on the "Defined Benefit Corporate Pension Plan Act". Following the transition, the retirement benefits plan was revised. As a result, prior service costs of \4,045 million (decrease of liability) were recognized.

(d) Allowance for retirement benefits to directors and corporate auditors
An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the policy of Ito-Yokado Co., Ltd. (the "Company").

(e) Allowance for sales promotion
An allowance for sales promotion is provided for the use of points given to customers at the amount expected to be used on the balance sheet date in accordance with the sales promotion point card program.

(6) Hedge accounting
The interest rate swaps which qualify for special hedge accounting treatment are accounted for by the special hedge accounting treatment.

(7) Leases
All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

(8) Consumption taxes
Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

(Changes in Accounting Policy)
Accounting Standard for Impairment of Fixed Assets
On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \17,819 million.
Accumulated impairment losses are deducted directly from related fixed assets.

2. Notes to balance sheet

| | | | |
|---|---|---|---|
| (1) | Short-term receivable from subsidiaries: | \33,927 | million |
| (2) | Long-term receivable from subsidiaries: | \6,283 | million |
| (3) | Short-term payable to subsidiaries: | \4,113 | million |
| (4) | Long-term payable to subsidiaries: | \7,894 | million |
| (5) | Investments in capital of subsidiaries: | \1,077 | million |
| (6) | Accumulated depreciation of property and equipment: | \207,008 | million |

(7) In addition to the fixed assets recorded in the balance sheet, a portion of electronic computers, tools, furniture and fixture are being used under lease agreements.

(8) Pension and severance costs

| | | |
|---|---|---|
| Allowance for pension and severance costs (before deducting employee retirement benefit trust) | \2,840 | million |
| Employee retirement benefit trust (excluding unrecognized gain/loss) | \26,517 | million |
| Prepaid pension cost (after deducting employee retirement benefit trust) | \23,677 | million |

(9) Assets pledged as collateral

| | | |
|---|---|---|
| Buildings | \791 | million |
| Land | \1,698 | million |
| Total | \2,490 | million |

(10) Guarantees: 5,866 million

(11) Net assets as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan: \2,124 million

(12) Any fractional amounts less than one million yen have been disregarded.

3. Notes to profit and loss statement

| | | | |
|---|---|---|---|
| (1) | Net sales to subsidiaries: | \28,346 | million |
| (2) | Rental income from subsidiaries: | \3,897 | million |
| (3) | Purchase from subsidiaries: | \18,420 | million |
| (4) | Other operating revenue from subsidiaries: | \458 | million |
| (5) | Operating expense to subsidiaries: | \10,445 | million |
| (6) | Dividends received from subsidiaries: | \17,888 | million |
| (7) | Non-operating transaction with subsidiaries except (6): | \770 | million |
| (8) | Net income per share: | \41.74 | |

(9) Any fractional amounts less than one million yen have been disregarded. An amount of net income per share has been rounded off.

**[Translation]**

The contents of the balance sheet and profit and loss statement of Denny's Japan Co., Ltd. are as follows:

## BALANCE SHEET

(As of February 28, 2005)

(Thousands of yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| **(Assets)** | | **(Liabilities)** | |
| **Current Assets** | **41,002,635** | **Current Liabilities** | **7,750,664** |
| Cash and bank deposits | 27,862,709 | Accounts payable - trade | 2,171,388 |
| Accounts receivable - trade | 338,710 | Accounts payable - other | 756,647 |
| Merchandise inventories | 126,199 | Income taxes payable | 860,120 |
| Raw materials | 287,025 | Consumption taxes withheld | 453,735 |
| Supplies inventories | 16,653 | Accrued expenses | 2,447,006 |
| Prepaid expenses | 987,316 | Deposits received | 98,132 |
| Short-term loans receivable | 50,879 | Allowance for bonuses to | |
| Deposits paid | 10,000,000 | employees | 618,448 |
| Short-term leasehold deposits | 437,742 | Account payable - construction | 232,701 |
| Deferred income taxes | 413,809 | Other | 112,485 |
| Other | 481,589 | | |
| | | **Non-Current Liabilities** | **681,528** |
| **Fixed Assets** | **25,181,907** | Accrued pension and severance | |
| **Tangible fixed assets** | **13,624,133** | cost | 345,858 |
| Buildings | 9,197,428 | Allowance for retirement benefits | |
| Structures | 1,158,659 | to directors and corporate | |
| Vehicles | 744 | auditors | 285,951 |
| Furniture and equipment | 1,394,841 | Other | 49,719 |
| Land | 1,864,142 | **Total liabilities** | **8,432,193** |
| Construction in progress | 8,316 | **(Shareholders' Equity)** | |
| | | **Common stock** | **7,125,000** |
| **Intangible assets** | **779,579** | **Capital surplus** | **9,785,025** |
| Right of leasehold | 89,062 | Additional paid in capital | 9,784,750 |
| Telephone rights | 120,415 | Other capital surplus | 275 |
| Software | 393,886 | Gain on sales of treasury stock | 275 |
| Software - construction in progress | 138,000 | **Retained earnings** | **41,055,822** |
| Other | 38,214 | Legal reserve | 1,383,533 |
| | | General reserve | 36,409,421 |
| **Investments and other assets** | **10,778,194** | Reserve for deferred gains on | |
| Investments in securities | 415,984 | sales of property and | |
| Long-term loans receivable | 4,441 | equipment | 9,421 |
| Long-term prepaid expenses | 240,123 | Other reserve | 36,400,000 |
| Long-term leasehold deposits | 9,392,613 | Unappropriated retained earnings | 3,262,867 |
| Deferred income taxes | 506,310 | **Net unrealized gain on securities** | **126,710** |
| Other | 218,720 | Net unrealized gain on available- | |
| | | for-sale securities | 126,710 |
| | | **Treasury stock** | **(340,209)** |
| | | **Total shareholders' equity** | **57,752,349** |
| **Total assets** | **66,184,542** | **Total liabilities & shareholders' equity** | **66,184,542** |

## PROFIT AND LOSS STATEMENT

(From March 1, 2004 to February 28, 2005)

(Thousands of yen)

| Item | Amount |
|---|---|
| **Ordinary Income and Loss:** | |
| **Operating Revenue and Expenses:** | |
| **Revenue from operations** | **96,523,675** |
| Net sales | 96,360,832 |
| Other operating revenue | 162,843 |
| **Operating expenses** | **93,303,542** |
| Cost of sales | 31,932,689 |
| Selling, general and administrative expenses | 61,370,852 |
| **Operating income** | **3,220,133** |
| **Non-Operating Income and Expenses:** | |
| **Non-operating income** | **199,678** |
| Interest income | 35,638 |
| Other | 164,039 |
| **Non-operating expenses** | **102,225** |
| Other | 102,225 |
| **Ordinary income** | **3,317,585** |
| **Special Gains and Losses:** | |
| **Special gains** | **104,568** |
| Gain from cancellations of lease contracts | 100,000 |
| Gain on sales of investments in securities | 4,568 |
| **Special losses** | **681,323** |
| Loss on disposals of property and equipment | 298,009 |
| Impairment loss of property and equipment | 228,133 |
| Loss from cancellations of lease contracts | 65,267 |
| Other | 89,913 |
| **Income before income taxes** | **2,740,831** |
| Income taxes - Current | 1,617,785 |
| Income taxes - Deferred | (161,454) |
| **Net income for the year** | **1,284,500** |
| Retained earnings brought forward | 2,477,136 |
| Interim dividends | 498,769 |
| **Unappropriated retained earnings** | **3,262,867** |

(Notes)

1. Significant accounting policies

(1) Valuation method for securities

Available-for-sale securities are classified into two categories:

Fair value is available

Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

Fair value is not available

Securities, whose fair value is not available, are valued at cost, determined by the moving-average method.

(2) Valuation method for inventories

Merchandise inventories, raw materials and supplier inventories are valued at cost, determined by the last purchase price method.

(3) Depreciation and amortization

(a) Property and equipment

Depreciation expenses are computed using the declining-balance method.

(b) Intangible assets

Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized by the straight-line method over an estimated useful life of 5 years.

(4) Allowances

(a) Allowance for bonuses to employees

An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.

(b) Allowance for accrued pension and severance costs

An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. Prior service costs are amortized on a straight-line basis over certain years within an average remaining service period (10 years). Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise.

(c) Allowance for retirement benefits to directors and corporate auditors

An allowance for retirement benefits to directors and corporate auditors is provided in accordance with policy of Denny's Japan Co., Ltd. (the "Company") policy.

(5) Leases

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

(6) Consumption taxes

Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

(Changes in Accounting Policy)

Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for

fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \228,133 thousand.
Accumulated impairment losses are deducted directly from related fixed assets.

2. Notes to balance sheet

(1) Short-term receivable from principal shareholder: \196,795 thousand

(2) Accumulated depreciation of property and equipment: \26,725,825 thousand

(3) In addition to the fixed assets recorded in the balance sheet, information-related equipment and cuisine equipment are being used under lease agreements.

(4) Long-term receivable from principal shareholder: \174,656 thousand

(5) Guarantees: \672 thousand

(6) Incremental net assets resulted from revaluating assets at fair market value as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan:
\126,710 thousand

(7) Treasury stock:

| | |
|---|---|
| Number of outstanding shares at the end of year (shares) | 32,356,610 |
| Number of treasury stock (shares) | 179,521 |

3. Notes to profit and loss statement

(1) Operating expenses to the principal shareholders: \151,770 thousand

(2) Net income per share: \39.08

Any fractional amounts less than one thousand yen have been disregarded.

5. Requirements for Proposal 2
This Proposal 2 will become effective upon: (a) the approval of "Proposal 3: Partial Amendments to the Articles of Incorporation," (b) the approval of the proposal for the stock-transfer at the respective shareholders' meetings of Ito-Yokado Co., Ltd. and Denny's Japan Co., Ltd. that will be held for such purpose; and (c) all relevant authorities' approvals of the stock-transfer as required by law.

## "SEVEN & I HOLDINGS CO., LTD.
## ARTICLES OF INCORPORATION"

### CHAPTER I: GENERAL PROVISIONS

**Article 1.** (Trade Name)
The Company shall be called "*Kabushiki Kaisha* Seven & I Holdings" and in English, "Seven & I Holdings Co., Ltd.".

**Article 2.** (Purpose)
The purpose of the Company shall be, by way of owning shares of companies engaging in the following businesses and companies engaging in businesses equivalent thereto, to control and manage the businesses and activities of such companies:

(1) Retail trade of various goods, and manufacturing, processing and wholesale of related products;
(2) Manufacture, processing, purchase, wholesale and sale of perishable foods, processed foods, frozen foods, dairy products, oils and fats for foods, seasonings, tea, coffee, cocoa, drinking water, ice and other beverages and foods;
(3) Sale of salt and cigarettes; processing and sale of grain;
(4) Sale of liquor;
(5) Sale of clothing and bedding;
(6) Sale of accessories, fur products, footwear, rainwear, bags and pouches of all kinds;
(7) Sale of watches and clocks, eyeglasses, precious metals, jewelry and smoker's requisites;
(8) Sale of folded-boxes for food, packages and containers;
(9) Manufacture, processing, wholesale and sale of kitchen utensils and daily miscellaneous goods;
(10) Manufacture, processing, wholesale and sale of household electrical appliances, furniture, interior decorations and lighting fixtures;
(11) Manufacture, processing, wholesale and sale of entertainment goods, toys, sporting goods, musical instruments, records, and tapes;
(12) Sale of paper, stationery and office machinery and tools;
(13) Sale of works of art;
(14) Sale of medicines, quasi-medicines, medical instruments, pharmaceutical products, medical auxiliary supplies, industrial chemicals, welfare goods, care goods, sanitary goods, and weighing machines;
(15) Sale of cosmetics;
(16) Sale and maintenance of automobiles, bicycles and other vehicles, and parts relating thereto;
(17) Sale of optical machinery and tools and photo machinery and tools;
(18) Production, purchase and sale of seeds, plants, animals, animal feed, fertilizers, production materials for fruits and grains (steel frame materials for vinyl greenhouses, vinyl products such as multi-tunnels and other materials) and gardening materials;
(19) Delivery, rental and exportation of goods mentioned in (2) through (18) above;
(20) Planning, development, production, importation, exportation, sale and lease of publications such as books, magazines, newspapers and electronic publications;
(21) Planning, development, production, importation, exportation, sale and lease of video software and audio software on new kinds of media such as DVDs, CD-ROMs, compact discs and video tapes and recorded goods such as records and music tapes;
(22) Planning, production and hosting of events;
(23) Development and promotion of cultivation technology and distribution technology for fruits and grains;

(24) Research, planning, development and consultation related to buildings, facilities and equipment for persons with disabilities;
(25) Direct marketing sales and mail-order businesses;
(26) Antique dealing;
(27) Management of drugstores and clinics;
(28) Operation of restaurants, event facilities, amusement facilities, movie theaters, hotels and inns, ticket agencies, sporting facilities, cultural education, private preparatory schools, wedding halls, exhibition facilities, parking facilities and gas stations;
(29) Operation of virtual stores on Internet web pages, etc.;
(30) The service business of providing meals and distributing meals;
(31) Livestock husbandry businesses;
(32) Sale of benzene, kerosene, lubricants and other petroleum products, and the service businesses concerned with the sales facilities for such products;
(33) Management of photography, printing, copying, laundry, barber and beauty parlor businesses;
(34) Import-export business, and acting as an agent for foreign commercial transactions and import-export business;
(35) Transportation of general passengers and of freight by automobile, travel businesses, and agencies in connection therewith as well as for driver training schools;
(36) Research, training, publicity, advertising and publication of printed matters related to distribution operations and convenience stores;
(37) Sale of media space for publicity and advertising;
(38) Business associated with telecommunication and information processing;
(39) Business related to transportation and storage of goods and serving as an agent or intermediary for home delivery services:
(40) Services related to the management of convenience stores and restaurants through a franchise operation;
(41) Development, research and sales, and undertaking development and research on contract, regarding the design of various articles and the design of sales floors;
(42) Collection, processing and sale of information using communication systems such as the Internet, etc. and provision of service of various types of information;
(43) Provision of information concerned with goods and services other than those mentioned in the preceding item;
(44) Sale, importation, exportation and lease of computer hardware and software and serving as an agent or intermediary therefor;
(45) Sale of gift certificates;
(46) Issuance and handling of reward cards and prepaid cards;
(47) Sale and intermediary service of various tickets and certificates with prizes under the Law for Establishing Certificates with Prizes, etc.;
(48) Sale and lease of intangible property rights such as patents, utility models, trademarks and design patents;
(49) Non-life insurance agencies, insurance agencies relating to the Automobile Liability Securities Insurance Law, the business of offering life insurance subscriptions, other kinds of insurance agencies and brokerage and insurance services;
(50) Business concerned with sale, purchase, lease, rent, brokerage, administration, professional assessment, construction and repair of real estate;
(51) Business concerned with sale, purchase, lease, appraisal and repair of kitchen and shop fixtures, air-conditioning fixtures, vending machines, appliances, furnishings and other movables;
(52) Construction activities and design, supervision and carrying out of civil engineering;
(53) Interior and exterior decoration, equipment construction, and construction business;
(54) Planning, production and construction of urban development;
(55) Undertaking planning, development, management and operation of stores on contract;
(56) Money Lending business, intermediary and guaranty of lending and borrowing of money, handling of credit cards, personal loans for financing purchases, brokerage of installment-loan sales and other financial services;
(57) Acting as an agent for money clearance and money collection;
(58) Money claims purchase business and integrated management;

(59) Introduction and installment of automatic teller machines and servicing business connected therewith;
(60) Technical assistance to, business consultancy for, commissioned business from, investment in and contribution to various enterprises;
(61) Planning and execution of market research and undertaking planning and execution on contract;
(62) Research and study of management information and undertaking research and study on contract;
(63) Business planning, research and system design;
(64) Serving as an agent or intermediary for various types of businesses;
(65) Cleaning of buildings and snow removal;
(66) Recycling of general waste;
(67) Contracting for security for buildings such as offices, stores, warehouses, plants, dormitories and houses and facilities annexed thereto;
(68) Contracting for secure transportation of articles, securities, money, etc.;
(69) Contracting for safety and security of people and articles at places where crowds are expected and management of parking lots, etc.;
(70) Contracting for credit investigation of individuals and companies;
(71) Business concerned with development, manufacture and sale of machines and equipment for security; and
(72) Any other business incidental to or in connection with the foregoing.

The Company may conduct any businesses mentioned in the preceding items and any other business incidental thereto or in connection therewith.

**Article 3.** (Head Office)
The Company shall have its head office in Chiyoda-ku, Tokyo.

**Article 4.** (Method of Public Notices)
Public notices by the Company shall be made in the *Nihon Keizai Shimbun* published in Tokyo.

## CHAPTER II: SHARES

**Article 5.** (Total Number of Shares Authorized to be Issued)
The total number of shares authorized to be issued by the Company shall be 4,500,000,000 shares; provided, however, that if a cancellation of shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so canceled.

**Article 6.** (Purchase of Own Shares)
The Company may purchase its own shares by a resolution of the board of directors in accordance with the provisions of the Commercial Code, Article 211-3, paragraph 1, item 2.

**Article 7.** (Number of Shares Constituting One Voting Unit; Non-Issuance of Share Certificates Representing Shares of Less Than the Number of Shares Constituting One Voting Unit)
The number of shares constituting one voting unit of the Company shall be 100.
The Company shall not issue any share certificates representing shares of less than the number of shares constituting one voting unit (hereinafter referred to as "Less-than-One-Voting-Unit Shares"); provided, however, that in cases set forth in the share handling rules, this shall not apply.

**Article 8.** (Additional Purchase of Shares of Less Than One Voting Unit)
In accordance with the provisions of the share handling rules, any shareholder having Less-than-One-Voting-Unit Shares of the Company (including beneficial shareholders, and the same shall apply hereinafter) shall be entitled to demand that the Company sell such number of shares as may, together with the number of shares in such Less-than-One-Voting-Unit Shares, constitute the number of shares constituting one voting unit.

**Article 9.** (Transfer Agent)
The Company shall appoint a transfer agent with respect to shares.
The transfer agent and its handling office shall be designated by a resolution of the board of directors, and a public notice shall be made with respect thereto.
The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Register of Shareholders, Etc.") and the lost-share-certificate register of the Company shall be kept at the handling office of the transfer agent, and the registration of transfers of shares, purchases and additional purchases of Less-than-One-Voting-Unit Shares, and other operations relating to shares shall be handled by the transfer agent.

**Article 10.** (Record Date)
The Company shall deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of the last day of February of each year as the shareholders who shall be entitled to exercise their rights at the annual shareholders' meeting for the accounting period.
Notwithstanding the preceding paragraph, the Company may, pursuant to a resolution of the board of directors and upon making a prior public notice thereof, deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of a date different from the aforesaid date as the shareholders who shall be entitled to exercise their rights at the annual shareholders meeting for the relevant accounting period.
In addition to the preceding two paragraphs, the Company may, if necessary, pursuant to a resolution of the board of directors and upon making a prior public notice thereof, deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of a certain date as the shareholders who shall be entitled to exercise their rights.

**Article 11.** (Share Handling Rules)
The denominations of share certificates of the Company, registration of transfers of shares, purchases and additional purchases of the Less-than-One-Voting-Unit Shares, registration of pledges and indications of shares in trust and cancellations thereof, non-possession of share certificates, re-issuance of share certificates, various notifications from shareholders, other operations relating to shares and handling fees therefor shall be governed by the share handling rules prescribed by the board of directors.

## CHAPTER III: SHAREHOLDERS' MEETING

**Article 12.** (Time of Meeting)
An annual shareholders' meeting of the Company shall be convened no later than three (3) months from the day following the end of each accounting period and an extraordinary shareholders' meeting shall be convened whenever necessary.

**Article 13.** (Place of Convocation)
General shareholders' meeting shall be convened in Tokyo.

**Article 14.** (Chairperson of the Meeting)
The Director-President shall preside over shareholders' meeting.
If the Company has a vacancy for the position of Director-President or the Director-President is unable to so act, one of the other directors in an order previously determined by the board of directors shall take the Director-President's place.

**Article 15.** (Method of Adopting Resolutions)
Unless otherwise stipulated by laws or ordinances or these Articles of Incorporation, resolutions of a shareholders' meeting shall be adopted by a majority of the voting rights of the shareholders attending the meeting.
Unless otherwise stipulated by these Articles of Incorporation, special resolutions of a shareholders' meeting governed by Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

**Article 16.** (Voting by Proxy)
Shareholders may exercise their voting rights by a proxy who shall also be a shareholder of the Company entitled to exercise voting rights. In this case, the shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each shareholders' meeting.

**Article 17.** (Minutes)
The substance of the proceedings and the results of the shareholders' meeting shall be recorded in the minutes, to which the chairperson of the meeting and the directors and corporate auditors present at such meetings shall affix their names and seals.

## CHAPTER IV: BOARD OF DIRECTORS

**Article 18.** (Authority of Board of Directors)
In addition to matters stipulated by laws and ordinances or by these Articles of Incorporation, the board of directors shall determine the execution of important business of the Company.

**Article 19.** (Convocation of Meetings of the Board of Directors)
Unless otherwise stipulated by laws or ordinances, the Director-President shall convene and preside over meetings of the board of directors.
If the Company has vacancy for the position of Director-President or the Director-President is unable so to act, one of the other directors in an order previously determined by the board of directors shall convene and preside over the meeting of the board of directors.
Notice to convene a meeting of the board of directors shall be given to each director and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.
With the consent of all directors and corporate auditors, a meeting of the board of directors may be held without conducting the procedures of convocation.

**Article 20.** (Resolutions of the Board of Directors)
Resolutions of a meeting of the board of directors shall be adopted by a majority in number of the directors present at a meeting attended by the directors who constitute a majority in number of all the directors.

**Article 21.** (Minutes)
The substance of proceedings and the results of the meetings of the board of directors shall be recorded in the minutes, to which the directors and corporate auditors present at such meetings shall affix their names and seals.

## CHAPTER V: DIRECTORS

**Article 22.** (Number)
The Company shall have not more than eighteen (18) directors.

**Article 23.** (Election)
A resolution for the election of directors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.
Cumulative voting shall not be used for the election of directors.

**Article 24.** (Term of Office)
The term of office of directors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within one (1) year after their assumption of office.
The term of office of a director who has been elected to fill a vacancy or in order to increase the number of directors shall expire when the term of the other directors then serving will expire.

**Article 25.** (Directors with Titles)
The board of directors may, by its resolutions, appoint one Director-Chairperson, one Director-President, some Director-Deputy Chairpersons, some Director-Deputy Presidents, some Senior Managing Directors and some Managing Directors.

**Article 26.** (Representative Directors)
The Director-President shall represent the Company.
In addition to the preceding paragraph, the board of directors may, by its resolutions, appoint directors to represent the Company.

**Article 27.** (Compensation)
The compensation for directors shall be determined by a resolution of a shareholders' meeting.

**Article 28.** (Reduction of Directors' Liability, Etc.)
The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 12, by a resolution of its board of directors, exempt a director (including a former director) from his/her liability regarding an act mentioned in Article 266, paragraph 1, item 5 to the extent stipulated in the relevant laws and ordinances.
The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 19, execute an agreement with an outside director that limits his/her liability for compensation regarding an act mentioned in Article 266, paragraph 1, item 5; provided, however, that the limited amount of liability for compensation pursuant to such agreement shall be the amount stipulated in the relevant laws and ordinances.

## CHAPTER VI: BOARD OF CORPORATE AUDITORS

**Article 29.** (Authority of Board of Corporate Auditors)
In addition to its authority as stipulated by laws and ordinances, the board of corporate auditors may, by its resolutions, determine matters with respect to the execution of duties of corporate auditors (to an extent not to prevent corporate auditors from exercising their authority).

**Article 30.** (Convocation of Meetings of the Board of Corporate Auditors)
Notice to convene a meeting of the board of corporate auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.
With the consent of all corporate auditors, a meeting of the board of corporate auditors may be held without conducting the procedures of convocation.

**Article 31.** (Resolutions of the Board of Corporate Auditors)
Unless otherwise stipulated in laws and ordinances, resolutions of a meeting of the board of corporate auditors shall be adopted by a majority of the corporate auditors.

**Article 32.** (Minutes)
The substance of proceedings and the results of the meetings of the board of corporate auditors shall be recorded in the minutes, to which the corporate auditors present at such meetings shall affix their names and seals.

## CHAPTER VII: CORPORATE AUDITORS

**Article 33.** (Number)
The Company shall have not more than five (5) corporate auditors.

**Article 34.** (Election)
Resolutions for the election of corporate auditors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

**Article 35.** (Term of Office)
The term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within four (4) years after their assumption of office.
The term of office of a corporate auditor who has been elected to fill a vacancy of a corporate auditor who has retired shall expire when the term of office of the corporate auditor who has retired would have otherwise expired.

**Article 36.** (Full-Time Corporate Auditor(s))
The corporate auditors shall appoint full-time corporate auditor(s) from among themselves.

**Article 37.** (Compensation)
The compensation for the corporate auditors shall be determined by a resolution of a shareholders' meeting.

**Article 38.** (Reduction of Corporate Auditors' Liability, Etc.)
The Company may, in accordance with the provisions of the Commercial Code, Article 280, paragraph 1, by a resolution of its board of directors, exempt a corporate auditor (including a former corporate auditor) from his/her liability to the extent stipulated in the relevant laws and ordinances.

## CHAPTER VIII: ACCOUNTING

**Article 39.** (Business Year)
The business year of the Company shall be the one-year period from March 1 of each year through the last day of February of the following year and the last day of the accounting period account settlement date shall be the last day of the relevant business year.

**Article 40.** (Profit Dividends)
Profit dividends of the Company shall be paid to shareholders or registered pledgees registered or recorded in the last Register of Shareholders, Etc. as of the last day of February of each year.

**Article 41.** (Interim Dividends)
The Company may, by a resolution of the board of directors, make cash distributions as interim dividends to the shareholders or registered pledgees registered or recorded in the last Register of Shareholders, Etc. as of August 31 of each year.

**Article 42.** (Payment Period of Dividends)
The Company shall be released from the obligation to pay profit dividends or cash amounts stipulated in the preceding Article that have not been received after the lapse of three (3) years from the date that the payment of such dividends or cash amounts commenced.

## SUPPLEMENTARY PROVISIONS

**Article 1.** (Shares to be Issued upon Incorporation)
The Company shall be incorporated by means of a stock-transfer stipulated in the Commercial Code, Article 364.
The total number of shares to be issued by the Company upon its incorporation shall be 1,346,383,022 common shares.

**Article 2.** (First Business Year)
Notwithstanding the provisions of Article 39, the first business year of the Company shall be from the incorporation day of the Company to the last day of February, 2006.

**Article 3.** (First Term of Office of Corporate Auditors)
Notwithstanding the provisions of Article 35, paragraph 1, the first term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last account settlement date within one (1) year after their assumption of office.

**Article 4.** (First Compensation for Directors and Corporate Auditors)
Notwithstanding the provisions of Articles 27 and 37, the total compensation for directors until the closing of the first annual shareholders' meeting of the Company shall be 50,000,000 yen or less per month and the total compensation for corporate auditors until the closing of the first annual shareholders' meeting of the Company shall be 5,000,000 yen or less per month; provided that if a director is also an employee, the compensation amount for such director shall not include the salary for his/her service in the capacity of employee.

**Proposal 3**: Partial Amendments to the Articles of Incorporation
(Outline of Proposal)

1. Reason for Amendments
Upon the approval of "Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer," the fulfillment of the requirements mentioned in "5. Requirements for Proposal 2," and the completion of the procedure for the stock-transfer, the shareholders of the Company will become shareholders of "Seven & I Holdings Co., Ltd.", the absolute parent company of the Company, effective as of September 1, 2005. In order to secure the resources for year-end dividends for the fiscal year ending in February 2006 of "Seven & I Holding Co., Ltd.", the necessary amendment will be made to Article 41 of the Company's current articles of incorporation.
2. Substance of Amendment

(Underline indicates the proposed amendment.)

| Current | Proposed Amendment |
|---|---|
| Chapter VIII. Accounting | Chapter VIII. Accounting |
| Article 41. (Interim Dividends) | Article 41. (Interim Dividends) |
| The Company may, by resolution of the Board of Directors, make a cash distributions as interim dividends to the shareholders or registered pledgees entered or recorded in the latest shareholder register as of <u>August 31</u> of each year. | The Company may, by resolution of the Board of Directors, make a cash distributions as interim dividends to the shareholders or registered pledgees entered or recorded in the latest shareholder register as of <u>September 30</u> of each year. |

3. Requirements for Proposal 3
This Proposal 3 will become effective upon: (a) the approval of "Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer," and (b) the approval of the proposal for the stock-transfer at the respective shareholders' meetings of Ito-Yokado Co., Ltd. and Denny's Japan Co., Ltd. that will be held for such purpose.

**[Translation]**

**Proposal 4**: Election of 16 Directors

The term of office of all current sixteen Directors of the Company will expire at the close of this meeting. Therefore, the shareholders are requested to elect sixteen Directors. The candidates for Directors are as follows:

| Candidate No. | Name (Date of Birth) | Resume * Status as other company's representative, if any | (1) Number of shares of the Company (2) Special interest with the Company |
|---|---|---|---|
| 1 | Toshifumi Suzuki (December 1, 1932) | Nov. 1973: Senior Managing Director of the Company<br>Sep. 1977: Managing Director of Ito Yokado Co., Ltd.<br>Feb. 1978: President and Representative Director of the Company<br>Apr. 1983: Senior Managing Director of Ito Yokado Co., Ltd.<br>May 1985: Executive Vice President and Director of Ito Yokado Co., Ltd.<br>Oct. 1992: President and Representative Director of Ito Yokado Co., Ltd.<br>Oct. 1992: Chairman and Representative Director of the Company (incumbent)<br>May 2003: Chairman, Representative Director and Chief Executive Officer (CEO) of Ito Yokado Co., Ltd. (incumbent)<br>May 2003: Chief Executive Officer (CEO) of the Company (incumbent)<br><br>* Chairman and CEO of Ito Yokado Co., Ltd.<br>* Chairman of 7-Eleven, Inc.<br>* Chairman of SEVEN-ELEVEN (HAWAII), INC.<br>* Chairman of IYG Holding Company<br>* Chairman of 7dream.com Co., Ltd.<br>* Chairman of IY Card Service Co., Ltd. | (1) 4,069,400 shares<br>(2) See (i) below |
| 2 | Masaaki Kamata (July 30, 1939) | Nov. 1973: Joined the Company<br>Jan. 1975: General Manager of the System Department of the Company<br>May 1978: Director of the Company<br>May 1985: Managing Director of the Company<br>May 1989: Senior Managing Director of the Company<br>Oct. 1992: Vice President of the Company<br>May 1997: Vice Chairman of the Company (incumbent)<br><br>* President and Director of SEVEN-EIEVEN HAWAII, Inc.<br>* Chairman and Director of SE CAPITAL CORPORATION<br>* President and Director of IYG Holding Company | (1) 327,000 shares<br>(2) See (ii) below |
| 3 | Toshiro Yamaguchi (May 21, 1946) | Jan. 1977: Joined the Company<br>Mar. 1985: Zone Manager of the Operation Division of the Company<br>May 1990: Director of the Company<br>Mar. 1997: Manager of the Operation Division of the Company<br>May 1997: Managing Director of the Company<br>May 2000: Senior Managing Director of the Company<br>May 2002: Representative Director and President of the Company (incumbent)<br>May 2003: Chief Operating Officer (COO) of the Company (incumbent) | (1) 15,000 shares<br>(2) None |

| Candidate No. | Name<br>(Date of Birth) | Resume<br>* Status as other company's representative, if any | (1) Number of shares of the Company<br>(2) Special interest with the Company |
|---|---|---|---|
| 4 | Tadahiko Ujiie<br>(May 22, 1945) | Apr. 1980: Joined the Company<br>Mar. 1985: General Manager of the Planning Division of the Company<br>May 1990: Director of the Company<br>May 1995: Manager of the Planning Division and Manager of the Financial Department of the Company (incumbent)<br>May 1997: Managing Director of the Company<br>May 2001: Senior Managing Director of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br><br>*President and Director of SE CAPITAL CORPORATION | (1) 4,462 shares<br>(2) See (iii) below |
| 5 | Noritomo Banzai<br>(July 18, 1942) | Oct. 1980: Joined the Company<br>Feb. 1984: General Manager of the Legal Department of the Business Division of the Company<br>May 1989: Director of the Company<br>Apr. 1996: Manager of the General Affairs Division of the Company (incumbent)<br>May 1997: Managing Director of the Company<br>May 2002: Senior Managing Director of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br>Mar. 2004: Manager of the China Office of the Company (incumbent)<br><br>*Chairman of SEVEN-ELEVEN (BEIJING) CO., LTD. | (1) 3,100 shares<br>(2) See (iv) below |
| 6 | Katsuhiro Ito<br>(December 7, 1944) | May 1974: Joined the Company<br>Mar. 1982: General Manager of the Products Division of the Company<br>May 1990: Director of the Company<br>Mar. 1998: Manager of the Food Department of the Products Division of the Company<br>May 1998: Managing Director of the Company<br>May 2002: Senior Managing Director of the Company (incumbent)<br>May 2002: Manager of the Products Division of the Company (incumbent)<br>May 2003: Senior Executive Officer of the Company (incumbent)<br><br>*Chairman and President of Seven-Meal Service Co., Ltd. | (1) 397,000 shares<br>(2) See (v) below |
| 7 | Kazuki Furuya<br>(January 13, 1950) | May 1982: Joined the Company<br>Mar. 1992: Zone Manager of the Operation Division of the Company<br>May 2000: Director of the Company<br>May 2002: Manager of the Operation Division of the Company<br>May 2003: Executive Officer of the Company<br>Feb. 2004: Manager of the Recruiting Division of the Company (incumbent)<br>May 2004: Managing Director and Managing Executive Officer of the Company (incumbent) | (1) 1,600 shares<br>(2) None |
| 8 | Tim Ashida<br>(September 13, 1939) | May 1991: Director of the Company (incumbent)<br><br>* President and Director of A.K.K. Associates Inc. | (1) 3,220 shares<br>(2) None |

| Candidate No. | Name (Date of Birth) | Resume<br>* Status as other company's representative, if any | (1) Number of shares of the Company<br>(2) Special interest with the Company |
|---|---|---|---|
| 9 | Tsumie Yamaguchi<br>(July 5, 1944) | Dec. 1973: Joined the Company<br>Jan. 1988: General Manager of the Operation Support Department of the Operation Division of the Company<br>May 1993: Director of the Company (incumbent)<br>May 1993: Manager of the Operation Support Department of the Operation Division of the Company (incumbent)<br>May 2003: Executive Officer of the Company (incumbent) | (1) 74,600 shares<br>(2) None |
| 10 | Masao Eguchi<br>(May 11, 1945) | Jul. 1974: Joined the Company<br>Jan. 1988: General Manager of the Office Management Department of the System Division of the Company<br>Mar. 1998: Manager of the Accounting Management Division of the Company (incumbent)<br>May 2000: Director of the Company (incumbent)<br>May 2003: Executive Officer of the Company (incumbent) | (1) 28,600 shares<br>(2) None |
| 11 | Yoh Mitani<br>(March 3, 1953) | Sep. 1978: Joined the Company<br>Jan. 1996: Zone Manager of the Operation Division of the Company<br>Apr. 2002: General Manager of the Accessories Department of the Products Division of the Company<br>May 2002: Director of the Company (incumbent)<br>May 2002: Manager of the Accessories Department of the Products Division of the Company<br>May 2003: Executive Officer of the Company (incumbent)<br>Oct. 2004: Manager of the Operation Division of the Company (incumbent) | (1) 7,500 shares<br>(2) None |
| 12 | Ryuichi Isaka<br>(October 4, 1957) | Mar. 1980: Joined the Company<br>Mar. 1998: Senior Merchandiser of the Food Department of the Products Division of the Company<br>May 2002: Director of the Company (incumbent)<br>May 2002: Manager of the Food Department of the Products Division of the Company (incumbent)<br>May 2003: Executive Officer of the Company (incumbent) | (1) 4,312 shares<br>(2) None |
| 13 | Junro Ito<br>(Junuary 14, 1958) | Aug. 1990: Joined the Company<br>Jan. 1996: Zone Manager of the Operation Division of the Company<br>May 2002: Director of the Company (incumbent)<br>May 2003: Executive Officer of the Company (incumbent)<br>Jul. 2003: Manager of the Product Information Department of the Products Division of the Company (incumbent) | (1) 14,890 shares<br>(2) None |
| 14 | Tomio Nishikawa<br>(January 14, 1950) | Mar. 1983: Joined the Company<br>Mar. 1998: General Manager of the FC Legal Department of the General Affairs Division of the Company<br>May 2003: Director and Executive Officer of the Company (incumbent)<br>May 2003: Manager of the FC Legal Department of the General Affairs Division of the Company (incumbent) | (1) 1,200 shares<br>(2) None |

| Candidate No. | Name (Date of Birth) | Resume * Status as other company's representative, if any | (1) Number of shares of the Company (2) Special interest with the Company |
|---|---|---|---|
| 15 | Katsuhisa Konuki (April 4, 1950) | May 1980: Joined the Company<br>Mar. 1994: General Manager in charge of Securities of the Financial Division of the Company<br>Feb. 2001: General Manager of the Funding and Securities Department of the Financial Division of the Company<br>May 2003: Director and Executive Officer of the Company (incumbent)<br>May 2003: Manager of the Funding and Securities Department of the Financial Division of the Company<br>Jun. 2003: Deputy Manager of the Financial Division and Manager of the Finance Planning Department of the Company (incumbent) | (1) 7,300 shares<br>(2) None |
| 16 | Akira Fukuoka (June 30, 1953) | Nov. 1984: Joined the Company<br>Jan. 1995: Senior Merchandiser of the Food Department of the Products Division of the Company<br>Sep. 1999: Zone Manager of the Operation Division of the Company<br>Feb. 2004: Manager of the Operation Division of the Company<br>May 2004: Director and Executive Officer of the Company (incumbent)<br>Oct. 2004: Manager of the Recruiting Department IV of the Recruiting Division of the Company<br>Feb. 2005: Manager of the Recruiting Department III of the Recruiting Division of the Company (incumbent) | (1) 1,100 shares<br>(2) None |

(i) Director candidate Toshifumi Suzuki concurrently holds the office of representative director of Ito-Yokado Co., Ltd., 7-Eleven, Inc., Seven-Eleven Hawaii, Inc.and 7dream.com. These companies engage in transactions which are similar to the business of the Company. Mr. Suzuki represents 7-Eleven, Inc., Seven-Eleven Hawaii, Inc. and 7dream.com in their transactions with the Company.

(ii) Director candidate Masaaki Kamata concurrently holds the office of representative director of Seven-Eleven Hawaii, Inc This company engages in transactions which are similar to the business of the Company. Mr. Kamata represents Seven-Eleven Hawaii, Inc.and SE CAPITAL CORPORATION in their transactions with the Company.

(iii) Director candidate Tadahiko Ujiie represents SE CAPITAL CORPORATION in its transactions with the Company.

(iv) Director candidate Noritomo Banzai concurrently holds the office of president of SEVEN-ELEVEN (BEIJING) CO., LTD. This company engages in transactions which are similar to the business of the Company. Mr. Banzai represents SEVEN-ELEVEN (BEIJING) CO., LTD in its transactions with the Company.

(v) Director candidate Katsuhiro Ito concurrently holds the office of representative director of Seven-Meal Service Co., Ltd. This company engages in transactions which are similar to the business of the Company. Mr. Ito represents Seven-Meal Service Co., Ltd. in their transactions with the Company.

Notes: Director candidate Tim Ashida satisfies the requirements for an outside director as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

**Proposal 5:** Election of 2 Corporate Auditors

The term of office of Corporate Auditors Messrs. Mitsuo Goto and Ikuo Kanda will expire at the close of this meeting. Therefore, the shareholders are requested to elect two Corporate Auditors.

The submission of this proposal to this meeting has been approved by the board of corporate auditors.

The candidates for Corporate Auditors are as follows:

| Candidate No. | Name (Date of Birth) | Resume * Status as other company's representative, if any | (1) Number of shares of the Company (2) Special interest with the Company |
|---|---|---|---|
| 1 | Ikuo Kanda (October 1, 1946) | May 2002: Standing Corporate Auditor of Ito Yokado Co., Ltd. (incumbent)<br>May 2002: Corporate Auditor of the Company (incumbent) | (1) 13,000 shares<br>(2) None |
| 2 | Hisashi Kino (January 10, 1945) | Nov. 1999: General Manager of the IY Group Corporate Pension Fund (incumbent) | (1) 0 shares<br>(2) None |

Note: Messrs. Ikuo Kanda and Hisashi Kino are candidates for outside corporate auditor as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of *Kabushiki Kaisha* (Joint Stock Companies).

**Proposal 6**: Presentation of Retirement Grants to the Retiring Directors and the Retiring Corporate Auditor

It is proposed that a retirement grant be presented to Mr. Masaaki Yamamoto who resigned as Director on September 30, 2004 and Messrs. Kiyomitsu Fukuda and Toshiyuki Nagase who are resigning as Director and Mr. Mitsuo Goto who are resigning as Corporate Auditor, respectively, at the close of this meeting, in order to reward their meritorious services, within the applicable range in accordance with the Company's Officers' Retirement Grant Rules. It is also requested that the amount of such grant, the date, manner and other particulars of the presentation be left to the resolution of the Board of Directors with respect to the resigning Directors and to the discretion of the Board of Corporate Auditors with respect to the resigning Corporate Auditor.

Resumes of the resigning Directors and the resigning Corporate Auditors are as follows:

| Name | Resume |
|---|---|
| Kiyomitsu Fukuda | May 1985, Director of the Company<br>May 1994, Managing Director of the Company<br>May 1997, Senior Managing Director of the Company<br>May 2000, Vice President and Director of the Company<br>May 2003, Counsel and Director of the Company (incumbent) |
| Masaaki Yamamoto | May 1993, Director of the Company<br>May 2003, Managing Director of the Company<br>Sep. 2004, Resigned from Managing Director of the Company |
| Toshiyuki Nagase | May 2003, Director of the Company (incumbent) |
| Mitsuo Goto | May 2002, Corporate Auditor of the Company (incumbent) |

## ACCESS MAP FOR ANNUAL SHAREHOLDERS' MEETING

8-8 Nibancho, Chiyoda-ku, Tokyo Head office of the Company
First Floor Conference Room
Telephone: 03-6238-3711

Map

**Major Transportation**

- JR Chuo-Line and Sobu-Line: About four minutes walk from Yotsuya-station (Kojimachi exit)
- Tokyo Metro Marunouchi-Line: About five minutes walk from Yotsuya-station (exit No.1 to Yotsuya-mitsuke)
- Tokyo Metro Nanboku-Line: About five minutes walk from Yotsuya-station (exit No.3)
- Tokyo Metro Yurakucho-Line: About four minutes walk from Kojimachi-station (exit No.5)

[There are no parking lots in the vicinity of the venue. We suggest that you use public transportation.]

**[Translation]**

Number of Shares You Hold as of Record Date:

____________________

Number of Shares Registered in the Shareholders Register:

____________________

Number of Shares Registered in the Beneficial Shareholders Register:

____________________

If a unit share system is adopted, the number of voting rights will be one per unit.

Request

- Shareholders attending the meeting in person are requested to present the enclosed proxy card at the reception desk of the meeting.
- Shareholders who will not attend the meeting are requested to complete the proxy card by indicating a vote for or against, affixing their seal, and return the proxy card to us so that we receive it by the date immediately preceding the scheduled date of the shareholders' meeting.

Seven-Eleven Japan Co., Ltd.

____________________

Shareholder Number

## PROXY CARD

Seven-Eleven Japan Co., Ltd.

Date of Shareholders' Meeting:

May 27, 2005

Number of Voting Rights:

____________________

I will exercise my voting right(s) with respect to the items of the agenda of the 32nd Annual Shareholders' Meeting of your company to be held as mentioned above (including a continuous meeting and an adjourned meeting) by making an indication in the relevant box on the right (marking a circle around "For" or "Against").

Date:

(Please acknowledge that this proxy card will be sent to the company through the transfer agent.)

| Agenda Items | For or Against | |
|---|---|---|
| Agenda Item 1 | For | Against |
| Agenda Item 2 | For | Against |
| Agenda Item 3 | For | Against |
| Agenda Item 4 (excluding the following candidate(s)) | For | Against |
| Agenda Item 5 (excluding the following candidate(s)) | For | Against |
| Agenda Item 6 | For | Against |

(Seal impression)

(Note)
If you fail to indicate a vote for or against any agenda item, you shall be deemed as voting for it.

Please make sure to cut this part off if you send this proxy card by mail.

CUT HERE

POSTCARD

137-8683

Postage paid by addressee

Approved by Shin-Tokyo post office

113

Effective on or before June 30, 2005

(Addressee)

Stock Transfer Agency Division
UFJ Trust Bank Limited
acting as Transfer Agent

P.O. Box 29, Shin-Tokyo Post Office

- ○ Please drop this card into a mailbox without affixing a postage stamp.
- ○ Please do not use this card on or after the scheduled date of the shareholders' meeting specified on the reverse side.